
Leadership
Teamwork
Growth

PE
10-31-03

ARS

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

RECEIVED
FEB 09 2004

04007305



from the mountains to the sea




Leadership
exists at
all levels
of the
Company

This is Where it Begins

Piedmont's Senior Leadership Team:

Left to right:

Kevin M. O'Hara
Vice President
Business Development
and Ventures

David J. Dzuricky
Senior Vice President and
Chief Financial Officer

Thomas E. Skains
Chairman, President
and Chief Executive Officer

Richard A. Linville
Vice President
Human Resources

Kim R. Cocklin
Senior Vice President,
General Counsel and
Chief Compliance Officer

Franklin H. Yoho
Senior Vice President
Commercial Operations

Ray B. Killough
Senior Vice President
Utility Operations



To Our Shareholders and Other Friends

Fiscal year 2003 was a challenging, exciting and historic time for your company. Our many accomplishments include:

- The largest acquisition in the Company's history,
- Record net income and earnings per share,
- Total shareholder return nearly twice the median of our industry peer group,
- A new management structure,
- New corporate governance guidelines and standards,
- A strategic restructuring of our joint venture investments,
- The implementation of innovative rate restructurings, and
- A successful new performance management program.

These rewarding results were accomplished during difficult economic conditions and a year of volatile wholesale natural gas prices for which we took financial, physical and grass-roots countermeasures to protect the interests of our customers and shareholders.

The New Piedmont

After a full year of solid work by many Piedmont and North Carolina Natural Gas (NCNG) employees, we closed and integrated the purchase of NCNG and a 50% interest in Eastern North Carolina Natural Gas (EasternNC) from Progress Energy on September 30, 2003. This acquisition was the largest in Piedmont's history, adding over 176,000 customers to our system, including 57,000 served by four NCNG wholesale customers. The transaction did not dilute earnings in fiscal year 2003, and we expect the acquisition to be accretive to earnings in fiscal year 2004 and beyond.

Throughout the year, our first priority was to make the NCNG transaction a smooth one for our new NCNG employees and a seamless one for our new NCNG customers. Through diligent preparation, communication and execution of our integration plans, I believe we succeeded.

Record Earnings, Growing Dividends and Total Shareholder Return

We set new milestones for net income and earnings per share in 2003 with all segments of our business performing well. For the year, the Company reported net income of $74.4 million, or $2.22 per diluted share, which includes an increase in net income of $5.5 million, or $.17 per diluted share, associated with the change in the way we record revenues and cost of gas on volumes delivered but not yet billed. These results compare with net income of $62.2 million, or $1.89 per diluted share, for the 2002 fiscal year. Weather for the 2003 fiscal year was 21% colder than 2002 and 3% colder than normal.

With the prospect of continued earnings growth, the Board in February 2003 increased the dividend for the twenty-fifth consecutive year. The 41.5 cents per share quarterly dividend reflects a 4% increase and a 74% payout ratio on 2003 earnings.

Total shareholder return for fiscal year 2003, with dividends reinvested, was 16.1%, compared with an industry peer group median of 8.3%. Our internal customer growth rate - at 3.6% - continues to be among the highest in the nation.

Market Challenges and the Need for a U.S. Energy Policy

These outstanding accomplishments were achieved in 2003 despite many challenges. Wholesale natural gas prices rose again during the year. Higher wholesale prices put pressure on our retail margins, due to conservation and fuel switching, and increase our uncollectible expenses and gas inventory carrying costs. Our industrial markets were also weakened by economic conditions in the manufacturing, textile and furniture sectors. We expect that the wholesale price of natural gas will remain volatile until Congress passes reasonable national energy legislation that will allow the natural gas industry to balance supply and demand. Vast supplies of domestic natural gas exist but are unavailable due to governmental



Reidsville
Nashville
TN
Burlington
Tarboro
Raleigh
NC
Goldsboro
Indian Trail
Fayetteville
Rockingham
SC
Atlanta
GA
Nashville Gas
SouthStar
Piedmont Natural Gas
NCNG
EasternNC

restrictions. Access to these important producing areas could alleviate the supply/demand imbalance for natural gas in the United States and restore wholesale prices to more reasonable levels. These new domestic supplies would also lessen our nation's ever-increasing dependence on foreign sources of energy. We will continue to advocate the need for a sound, effective national energy policy that will serve the best interests of our customers and shareholders.

Integrity Always a Priority

We developed a new management structure this year that is better aligned around functional responsibilities and reaffirmed the Company's commitment to our core value of integrity. In this age of increased scrutiny of corporate responsibility, your company was proud to take a leadership role in establishing even higher standards of corporate governance and ethical and financial integrity in 2003. In January 2003, the Board of Directors adopted corporate governance guidelines and revised charters for all committees of the Board and a stringent code of business conduct and ethics for all employees. These changes demonstrate Piedmont's leadership in the energy industry and our continuing commitment to practice proper corporate governance with the highest standard of integrity and honesty as we conduct our business. These corporate governance measures are placed on our www.piedmontng .com web site for you to see. These guidelines not only meet and exceed legal and regulatory obligations, but also reflect good common sense and judgment and are an extension of the vision, mission and core values to which the Board, officers and employees are all committed.

Joint Ventures – Solid Performance and Strategic Restructuring

Non-utility activities contributed $11.4 million to net income, or $.34 per diluted share, for 2003, compared with $11.7 million, or $.35 per diluted share, in 2002. In November 2003, we sold our Greenbrier Pipeline interest, recovering our investment from Dominion Resources, as the market for additional gas-fired generating capacity slowed. We also announced our intention to sell our propane interests in 2004 to enable us to stay better focused on our Southeast venture strategy. Our Pine Needle LNG, Cardinal Pipeline and SouthStar joint ventures continue to make significant contributions to earnings. As part of the NCNG transaction, we added 5% to our equity ownership of both Pine Needle and Cardinal. We actively seek additional opportunities for strategic Southeast energy-related venture investments closely related to our core competencies.

Innovation in Ratemaking

Periodically, the Company files regulatory requests to restructure and redesign its rates. In late 2002, we received approval to increase our margins by a total of $22.3 million annually in North Carolina and South Carolina effective November 1, 2002, the beginning of our 2003 fiscal year. Just as important, we redesigned our tariffs and rates to provide customers more service flexibility, send more accurate price signals, better align rates with the cost of providing service and create more certainty of margin recovery.

During the year, we received approval to increase our margin in Tennessee by $10.3 million annually and to increase our margin for our NCNG division in North Carolina by $29.4 annually, both effective November 1, 2003, the beginning of our 2004 fiscal year. We implemented many of the same innovative cost allocation, rate design, tariff and service regulation changes in these jurisdictions as well.

Performance Management

Fiscal year 2003 was the first year of our new MVP (Mission, Values, Performance) performance management program. Under the MVP program, we clearly articulate and build a commitment around our vision, mission, core values and strategic priorities through departmental and individual performance objectives that are aligned with and support the Company's overall plans and objectives. In essence, the MVP program integrates our planning, budgeting, performance tracking and compensation systems in order to achieve superior results for all of our constituencies – customers, shareholders, employees and the communities we serve. In a year as busy as 2003, implementing this new performance management program was challenging; however, the results were well worth the effort as evidenced by our 2003 successes.

Living Our Core Values

At Piedmont Natural Gas, we are living our core values more than ever. Our employees, at all levels, are known for the generosity of their time and financial assistance to help improve the quality of life where we live and work. Similarly, we are reinforcing a corporate culture that fosters leadership, teamwork and



mutual respect for the diversity of our workforce and the ideas that collectively are Piedmont Natural Gas. We thrive in a high-energy workplace that values not only the end result of superior performance, but also how that performance is achieved. We plan our work, and work our plan, as a team joined by mutual goals and the desire to be the customer's choice for natural gas distribution and complementary services in our growing Southeast markets.

Board and Management Changes

We saw many retirements from our Board and management team the past year, too numerous to mention in this letter but detailed elsewhere in this report. All of these individuals left Piedmont a better place than they found it. They created a strong foundation for our future success, for which we are grateful.

A Look Ahead

As I end my first year of leading your company, I am proud to report that our vision, mission and core values are benefiting the Company in every aspect of our operations. With our highly competent, dedicated and motivated team of employees, we are well prepared for the challenges that lie ahead, and stand ready to identify, implement and capitalize on opportunities for the benefit of our customers, shareholders, employees and communities.

Thomas E. Skains
Chairman, President
and Chief Executive Officer
January 12, 2004

Review of Operations



The New Piedmont Natural Gas

With a new management structure, a new performance management program, new corporate governance guidelines and standards and a new service territory in eastern North Carolina, Piedmont Natural Gas has undergone a one-year transformation unlike any since its inception over 50 years ago.

However, in the midst of change, our financial integrity, core values, mission and vision for the future remain the same. We continue to live our values and manage our business for the benefit of our shareholders, customers, employees and the communities we serve.

NCNG and EasternNC

After a year of hard work by hundreds of employees throughout the Company, the acquisition of North Carolina Natural Gas Corporation (NCNG) and a 50% equity interest in Eastern North Carolina Natural Gas Company (EasternNC) was completed on September 30, 2003. The acquisition was the largest in the history of Piedmont Natural Gas. The transaction resulted in no dilution of net income, while increasing the Company's customer base by 24% with the addition of over 176,000 customers, 57,000 of which are served by four NCNG wholesale customers.

As can be seen on the map on page two, the majority of the additional service area gained in the acquisition is served by NCNG. Fourteen coastal counties in North Carolina comprise EasternNC's service territory. EasternNC is a public-private joint venture with the Albemarle Pamlico Economic Development Corporation to bring natural gas service to those previously unserved counties. NCNG and EasternNC together serve 47 of North Carolina's 100 counties. With the 19 counties already served by the Company's Piedmont Natural Gas brand, the Company now serves 66 of the state's 100 counties.

Marketing and Sales

Our service area includes the metropolitan area of Nashville, Tennessee, and extends from the mountains of North Carolina through the Piedmont region of the Carolinas and on to the shores of eastern North Carolina. The addition of the large NCNG and EasternNC service areas created an immediate expansion of customer sales and service needs and a promising new future in residential, commercial and industrial markets.

Concentrated efforts from our sales representatives resulted in the addition of 26,700 customers during the year, excluding customers added by the acquisitions of NCNG and EasternNC. With a continued focus on customer additions and customer satisfaction, and with an emphasis on our new Standard Rate and Value Rate structure, every load addition was measured against a revised profitability standard.

Residential Market

For the Piedmont Natural Gas and Nashville Gas systems, residential customer additions totaled 24,450 in 2003, with new construction continuing to be the fastest-growing market segment. Despite a still sluggish economy, new construction



Nashville is the second-largest city served by the Company, and is internationally famous as "Music City USA." Served by our Nashville Gas division, the Nashville metropolitan area is a major center for education, publishing, manufacturing, insurance, printing, transportation–and the classical arts as well.

Exceeding Our Customer Expectations

remained strong system-wide, accounting for 20,350 new residential customers, excluding acquired NCNG and EasternNC customers. This pattern has been consistent over the past two decades as the new construction market continues to be the primary driver of residential customer growth. Typically, over 90% of new homes have natural gas service where it is available in our service areas.

Under the Company's new rate structure, Standard Rate residential customers may qualify for the lower Value Rate by adding year-round gas appliances to their homes. In the existing home market, converting a customer on or near the gas main from another type of energy is usually the least expensive customer to add. Homes on an existing gas main not yet using natural gas remain a key target market.



Greenville is the largest city served by Piedmont Natural Gas in South Carolina. The Upstate region of the state is home to an increasing number of internationally based manufacturing facilities. The region is experiencing particularly strong growth in the automotive manufacturing industry.

Commercial Market

Our dynamic service areas attract new and expanded restaurant, retail and commercial office development, as residential population growth continues to generate expansion in the service sectors of the commercial market. Commercial growth continued strong with the addition of 2,250 new commercial customers. Of these, 20% were food service related accounts. While the commercial market saw a slight decline from last year's gain of 2,400 customers, this year's growth has come from larger energy-using customers such as schools, food service and institutional buildings. During 2003, this market was impacted by the general decline in construction of new office and hotel/motel buildings. The construction or expansion of schools, colleges and other institutions has continued at about the same pace as in prior years.

Our marketing emphasis on existing commercial customers reflects the effect of the rate restructuring that makes it more attractive for commercial customers to use natural gas year-round. The typical commercial customer uses natural gas only for central heating. Therefore, our sales representatives are working through a strong trade ally network to promote the design, sale and installation of year-round commercial equipment such as water heaters, booster heaters and cooking equipment. Our commercial leasing and financing programs were improved to make it even more attractive to add new-technology commercial gas equipment, and to convert from non-gas equipment.

Key Accounts

The Company's Key Accounts marketing efforts continue to aid commercial customer growth. Key Accounts include customers who own or operate multiple units within our service areas. This includes national and regional retail, lodging and food service chains, as well as multi-account institutional customers such as health care centers, school systems, colleges and universities.

Over 450 new food service accounts were added in 2003. The Company's Gas Cooking Technology Centers continue to draw national attention. These centers offer equipment testing and evaluations for key food service accounts, and have assisted numerous manufacturers and restaurateurs with operating efficiency improvements that enhance restaurant profitability.

Johnson & Wales University's recent decision to move to Charlotte was a unique opportunity for the Company to closely associate itself with a world-renowned culinary educational program. The Company played a significant role in assisting the University with its specifications for gas cooking, space heating and water heating equipment. The University will open its doors in September 2004, and expects an enrollment of 2,800 students within three years.

Trade Allies

Strong support from and long-term relationships with builders, developers, architects, engineers, plumbers and HVAC contractors have created a positive union with the common goal of serving the customer. Financing and leasing programs remain strong in both residential and commercial markets. The Company has created an experienced sales training team that provides ongoing seminars and workshops for our trade allies about how best to apply new natural gas technologies for their customers' benefit. Continual market research measures the Company's effectiveness with our trade allies, customers and employees.

Industrial Market

The industrial market in our service areas is evolving and diversifying from the traditional textile and furniture-based industries. With the acquisition of NCNG, the Company gained major new military and municipal accounts and additional load from power-generation accounts. The automotive support industry, from engine parts to tires, is experiencing significant growth. Several new facilities and plant expansions were announced during the year, including the new Clemson University International Center for Automotive Research in Greenville, South Carolina. The Center will greatly encourage further growth of the automotive industry in the region. There are now over 200 auto-related companies and 115 suppliers located in South Carolina alone.



Wholesale Prices

The wholesale price of natural gas continued to fluctuate during the year. Some industrial customers with the ability to switch to alternate fuels did so when it benefited them financially. However, high wholesale gas prices in the spring abated somewhat during the moderate summer and into the early fall. Alternate fuel customers generally switch back to natural gas as wholesale gas prices moderate.

In the past three years, the volatility of wholesale natural gas prices has affected the energy industry, all utilities nationwide, as well as the Company and its customers. However, the comfort, versatility, reliability and instant heat of natural gas compared with other forms of energy remain highly attractive to all classes of customers. The Company continues to employ financial and physical hedging activities to lessen the impact of volatile wholesale natural gas prices on our customers. The Company is also committed to grass-roots efforts to allow industry access to new geographic areas that promise new domestic supplies of natural gas in the long term.

(Below) *An example of the Company's community involvement is a major sponsorship of the Charlotte Shout celebration in September. This month-long event includes a variety of performing and culinary arts. Adding to the festivities this year were celebrity chef demonstrations produced by Johnson & Wales University, now relocating to its new downtown Charlotte campus.*



(Left) *Charlotte, the Company's headquarters city, is not just known as the nation's second-largest financial center and the largest city in the Carolinas. It is also home to a wide variety of arts, entertainment and sports venues, including the NFL's Carolina Panthers, the NBA's new Charlotte Bobcats and world-class PGA golf with the Wachovia Championship at Quail Hollow Club.*

Managing Financial Integrity

The Triad region of North Carolina consists of Greensboro, High Point and Winston-Salem. Greensboro-based Jefferson Pilot Corporation, one of the nation's largest shareholder-owned life insurance companies, also owns and operates three network television stations and 17 radio stations and produces and syndicates sports programming.



Maintaining Reliable Service

During 2003, the Company's throughput increased 18% from 126.1 million dekatherms in 2002 to 149.1 million dekatherms in 2003. This increase included 3.1 million dekatherms realized due to the effect of a change in the way we record revenues and cost of gas related to volumes delivered but not yet billed. The throughput increase primarily resulted from weather that was 21% colder than the prior year and 3% colder than normal, and the addition of 26,700 customers in the Company's traditional, non-NCNG service areas. Deliveries to heat-sensitive residential and commercial markets increased by 20 million dekatherms, including .9 million dekatherms delivered to NCNG customers in October 2003. Deliveries to industrial and power-generation markets increased 2.3 million dekatherms, of which 2.2 million dekatherms were to NCNG customers. Deliveries to these markets were impacted in 2003 by short-term load losses attributable to competition from alternate fuels.

The Company provides gas service to customers through a diverse portfolio of local peaking facilities, transportation and storage contracts with interstate and intrastate pipelines and supply contracts with major producers and marketers. The Company maintains a reliable supply portfolio from both a physical delivery and credit perspective, and continuously monitors and adjusts its plans for future supply needs.

Nationwide, natural gas supplies tightened in the commodities market and wholesale costs rose in 2003, increasing 69% for the Company compared with those experienced in 2002. In the spring, at a time when gas prices typically begin to decline in response to warmer weather, wholesale gas prices rose dramatically, driven by the prolonged winter and the resulting pressure on stored and flowing gas supplies. However, a cool summer and a sluggish economy helped to later reduce prices somewhat. During the summer, the Company recaptured a significant portion of the industrial market that was temporarily lost to alternate fuel competition earlier in the year. In late fall 2003, wholesale gas prices again turned upward.

Given the volatility in the wholesale price of gas over the past several years, the Company has worked with the state regulatory commissions in its three jurisdictions to develop and implement plans to mitigate the impact of dramatic price increases on customers. These plans include natural gas hedging programs and physical hedges accomplished by the use of storage facilities and services.

In North Carolina and South Carolina, the Company has implemented formal plans to ensure that at least 30% of all gas purchases are hedged to protect our customers against dramatic price increases. In the 2002-03 winter, $10.8 million in gas cost benefits were realized by our customers due to these hedging plans. Off-season storage supplies are usually purchased at lower wholesale gas prices than those prevalent during the peak winter months. In 2003, nearly 30% of delivered volumes consisted of natural gas withdrawn from storage.

During 2003, secondary-market activities included sales for resale, off-system sales, capacity release, asset management and other wholesale transactions designed to generate margins and reduce fixed gas costs for customers. The Company generated total secondary marketing margins of $31.3 million, with $22.7 million allocated to reduce fixed gas costs for customers and $8.6 million retained for shareholders. In 2002, the comparable results were $29.1 million in total secondary marketing margins, with $21.4 million reducing costs for customers and $7.7 million retained for shareholders.

Rate Restructuring

The Company has made progress towards a restructuring of its rates that places a greater portion of fixed operating costs in the monthly fixed charges paid by customers. The restructuring also more appropriately allocates costs among customer classes and aligns seasonal operating costs with revenues received.

The North Carolina Utilities Commission (NCUC) and the Public Service Commission of South Carolina (PSCSC) approved general rate increases totaling $22.3 million annually for the two states effective November 1, 2002, the beginning of the 2003 fiscal year. Approval was also received in both states to restructure residential and commercial rate classifications. Residential rate classifications are now based on actual customer usage patterns rather than on the type of appliances used. Commercial customers were also reclassified into new rate categories based on actual usage patterns.

In September, the Tennessee Regulatory Authority (TRA) approved a margin increase in the amount of $10.3 million annually to be effective November 1, 2003. The TRA also approved a rate-restructuring request, similar to those approved in the Carolinas a year earlier, which created value and standard rate classifications for residential and commercial customers to better recognize seasonal gas usage and the cost of providing service.

In October, the NCUC approved a margin increase in the amount of $29.4 million annually for our NCNG division, as well as changes in cost allocation, rate design, tariffs and service regulations, to be effective November 1, 2003.

Sales and transportation services to industrial customers are now unbundled in all three states in which the Company operates. This unbundling enables the Company to compete more effectively with alternate fuels and provides customers greater service options. The Company also negotiates special contracts with large industrial and power generation customers to meet competition. These special contracts enable the Company to compete with alternate energy sources and retain throughput for the long-term benefit of all our customers.



As part of the acquisition of NCNG, the Company now lists a number of the nation's premier military bases as major accounts, including Seymour Johnson Air Force Base. The Company also now proudly serves Pope Air Force Base, the United States Marine Corp's Camp LeJeune and Cherry Point Air Station, the United States Army's Fort Bragg and ports protected by the United States Coast Guard.



Creating Complementary Investments



On the east bank of the Cape Fear River lies the historic and busy port of Wilmington, North Carolina. Served by our NCNG division, Wilmington is the cultural, medical, educational and economic center of the North Carolina coastal region. Through NCNG and EasternNC, the Company's service area now includes all of the coastal counties of the state.

Complementary Joint Ventures

Apart from its regulated southeastern utility operations, the Company leverages its core abilities by pursuing complementary joint-venture business opportunities in wholesale and retail southeastern energy services markets. In 2003, the Company's joint-venture subsidiaries included Piedmont Energy, Piedmont Interstate Pipeline, Piedmont Intrastate Pipeline, Piedmont Propane and Piedmont Greenbrier Pipeline.

Piedmont Energy has a 30% interest in SouthStar Energy Services LLC. SouthStar markets unregulated natural gas to residential, commercial and industrial customers in the Southeast. As of November 2003, SouthStar, operating as Georgia Natural Gas Services, was selling natural gas to over 537,000 customers in Georgia, representing a 36% market share, the largest in the state. SouthStar also sells natural gas to industrial customers in Georgia, North Carolina, South Carolina and Tennessee.

Piedmont Interstate Pipeline is a 40% member of Pine Needle LNG Company, L.L.C., which owns and operates an LNG facility located in Guilford County, North Carolina. The 4.14-million-dekatherm interstate storage facility is one of the largest of its type in the nation, with liquefaction capacity of 21,000 dekatherms per day and vaporization capacity of 414,000 dekatherms per day. Pine Needle provides cost-effective storage peaking service to customers on the Williams-Transco pipeline system in the southeastern gas markets and is fully subscribed under long-term contracts.

Piedmont Intrastate Pipeline is a 21.48% member of Cardinal Pipeline Company, L.L.C., which owns and operates an intrastate pipeline that transports natural gas supplies to serve a portion of North Carolina. The 104-mile pipeline has a total capacity of 270,000 dekatherms per day and is fully subscribed under firm long-term contracts.

In November 2003, the Company announced its intention to sell its propane interests. At fiscal year-end, Piedmont Propane owned 20.69% of the membership interest in US Propane, L.P., which in turn owns all of the general partnership interest and approximately 26% of the limited partnership interest in Heritage Propane Partners. Heritage is a coast-to-coast company that distributes propane to over 650,000 customers in 29 states. Heritage Propane is a publicly traded master limited partnership.

In November 2003, the Company completed the sale of its 33% interest in the proposed Greenbrier Pipeline project with Dominion Resources (Dominion). The Company sold its interest to Dominion at the Company's book value investment in the project. Dominion will continue its marketing efforts, and will manage and operate the project independently.

EasternNC is a joint venture with the Albemarle Pamlico Economic Development Corporation to bring natural gas service to 14 counties in eastern North Carolina. The Company looks forward to playing an important role in the economic development of the new communities we now serve in EasternNC's coastal counties.

The Company will continue to pursue profitable non-utility, energy-related business relationships in the Southeast on an opportunistic basis.

Financing

Financing the Company's activities during 2003 was accomplished primarily by internally generated cash, bank lines of credit, the issuance of commercial paper and by the sale of equity through dividend reinvestment and stock purchase plans.

To minimize interest costs, the Company used various short-term financing options that included LIBOR cost-plus loans, transactional borrowings and overnight cost-plus loans based on the lending bank's cost of money. The weighted average interest rate on these loans during the year was 1.73%, well below the weighted average prime interest rate of 4.17% for area banks.

Under bank lines of credit, the Company had $109.5 million in short-term debt outstanding at October 31, 2003. The weighted average interest rate on these loans was 1.58%, compared with the prime rate of 4.0% on that date.

A commercial paper program was initiated in September to provide for the temporary financing of the acquisition of NCNG. The Company can issue up to $450 million in unsecured promissory notes that are backed by a $450 million credit agreement expiring June 22, 2004. The notes issued under this program are sold at a discount from face values at rates based on LIBOR cost-plus with maturities ranging from 1 to 30 days. At October 31, 2003, the Company had outstanding borrowings of $445.6 million under the commercial paper program with an average interest rate of 1.16%.

In December 2003, the Company sold $100 million of 10-year 5% notes and $100 million of 30-year 6% notes under a shelf registration. This transaction decreased our embedded cost of long-term debt from 7.84% to 7.17%.

Cash requirements to fund 2004 capital additions will be provided by internally generated cash, short-term borrowings, the Dividend Reinvestment and Stock Purchase Plan and the Employee Stock Purchase Plan.

Giving Back to Our Communities

We are committed to improving the quality of life and demonstrating socially responsible leadership in the communities in which we do business. We feel that corporate social responsibility goes far beyond financial support.

Our greatest community assets are our people. Our employees devote thousands of volunteer hours giving back to the communities in which they live and work. Collectively, our efforts have assisted the less fortunate, addressed pressing health and human service issues and supported the arts. The long-standing culture of giving at Piedmont has not only allowed us to become better partners with our communities, but it has also made the Company a more fulfilling place to work. We will continue to look ahead for new and better ways to volunteer our time and talents to bring added value to our communities.

From the Mountains to the Sea

The Cape Hatteras lighthouse on the Outer Banks is the nation's tallest, and a symbol of North Carolina. One of the easternmost landmarks of North America, it has withstood the everyday ravages of wind and sea, and the occasional hurricane, for over 100 years. It was recently moved a half-mile inland to save it from the encroaching waves of the Atlantic.



Organizational Changes

A number of important corporate organizational changes occurred in 2003. At the December 2003 meeting of the Board of Directors, Thomas E. Skains was elected to the position of Chairman of the Board and will continue to serve as the Company's President and Chief Executive Officer. At the same meeting, Malcolm (Mac) E. Everett III was elected to the position of Independent Lead Director.



Mr. Skains, who joined the Company in 1995 and was elected to the Board in 2002, has served as President and Chief Executive Officer since February 2003. Prior to serving in that position, Mr. Skains served as the President and Chief Operating Officer since February 2002 and previously held the position of Senior Vice President - Marketing and Supply Services. Mr. Everett, Senior Executive Vice President of Wachovia Corporation, joined the Board in February 2002.

Several retirements from the Board occurred in 2003: Ware F. Schiefer, who served as Chief Executive Officer and Vice-Chairman of the Board; John H. Maxheim, who served as Chairman of the Board, and who retains the honorary title of Chairman Emeritus; and Ned R. McWherter, former Governor of the State of Tennessee, who served on the Board since 1995. Also retiring from the Board of Directors were Donald S. Russell and John E. Simkins who each served more than 37 years on the Board.

Frank B. Holding, Jr., President of First Citizens Bank of Raleigh, North Carolina, and a former member of the

Charting Our Performance

Customers Served
In thousands


1,000
900
800
700
600
500
400
99
00
01
02
03

NCNG division's 180,000 customers, of which 60,000 are served by four wholesale customers

Net Income
In millions


$75
$70
$65
$60
$55
$50
$45
99
00
01
02
03

Board of Directors of North Carolina Natural Gas, was elected to the Company's Board at the December 2003 Board meeting. David E. Shi, President of Furman University in Greenville, South Carolina, was also elected to the Company's Board at the December 2003 Board meeting.

The Board currently has ten members, of whom eight are independent, exceeding the Company's corporate governance guideline to have a majority of the members qualify as independent.

The following changes occurred with Company officer positions and responsibilities:

- Kim R. Cocklin was elected to the position of Senior Vice President, General Counsel and Chief Compliance Officer;
- Ted C. Coble, former Vice President, Treasurer and Assistant Secretary, was elected to the position of Vice President, Chief Risk Officer and Assistant Corporate Secretary;
- Terrence D. Davis was elected to the position of Vice President - North Carolina Operations - East;
- Charles W. Fleenor, former Vice President – Gas Services, was elected to the position of Vice President – Corporate Planning and Rates;
- Paul M. Forrester, former District Manager – Spartanburg, was elected to the position of Vice President - South Carolina Operations;
- Paul C. Gibson retired as Vice President – Rates after 35 years of service to the Company;
- Kevin M. O'Hara, former Vice President – Corporate Planning, was elected to the position of Vice President - Business Development and Ventures;
- William D. Workman, Vice President - South Carolina Operations, announced his intention to retire effective February 2004, after 10 years of service to the Company;
- Robert O. Pritchard, former Director – Corporate Planning, was elected to the position of Treasurer; and,
- Ronald J. Turner retired as Assistant Treasurer after 33 years of service to the Company.

Earnings Per Share
Diluted


$2.25
$2.15
$2.05
$1.95
$1.85
$1.75
$1.65
99
00
01
02
03

Dividends Paid Per Share


$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
99
00
01
02
03

Market Value Per Share
Year end


$40
$38
$36
$34
$32
$30
$28
99
00
01
02
03

Measuring Our Performance



Financial

2003 2002

(in thousands except per share amounts, degree days and customer additions)	2003	2002	Percent Change
Earnings and Dividends			
Net Income	$ 74,362	$ 62,217	19.5%
Earnings Per Share of Common Stock:			
Basic	$ 2.23	$ 1.90	17.4%
Diluted	$ 2.22	$ 1.89	17.5%
Dividends Per Share	$ 1.645	$ 1.585	3.8%
Margin, Revenues and Volumes			
Margin (Revenues less Cost of Gas)	$ 382,880	$ 335,794	14.0%
Operating Revenues	$1,220,822	$ 832,028	46.7%
Gas Volumes – Dekatherms:			
Sales	95,833	78,311	22.4%
Transportation	50,200	46,042	9.0%
For Power Generation	2,396	1,734	38.2%
For Resale	623	41	–
Total System Throughput	149,052	126,128	18.2%
Secondary Market Sales	45,937	55,679	(17.5%)
Degree Days – System Average	3,643	3,004	21.3%
Construction and Customer Additions			
Utility Construction Expenditures	$ 80,287	$ 83,718	(4.1%)
Gross Customer Additions			
(Excluding Acquisitions)	26,700	28,000	(4.6%)
Net Utility Plant – Year End	$1,812,299	$ 1,158,523	56.4%
Common Stock			
Book Value Per Share – Year End	$ 18.73	$ 17.82	5.1%
Share Price – Year End	$ 39.73	$ 35.76	11.1%
Average Shares of Common Stock:			
Basic	33,391	32,763	1.9%
Diluted	33,503	32,937	1.7%

Forward-Looking Statements

Documents we file with the Securities and Exchange Commission (SEC) may contain forward-looking statements. In addition, our senior management and other authorized spokespersons may make forward-looking statements in print or orally to analysts, investors, the media and others. Forward-looking statements concern, among others, plans, objectives, proposed capital expenditures and future events or performance. These statements reflect our current expectations and involve a number of risks and uncertainties. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ include:

- Regulatory issues, including those that affect allowed rates of return, terms and conditions of service, rate structures and financings. We are impacted by regulation of the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA). In addition, we purchase natural gas transportation and storage services from interstate and intrastate pipeline companies whose rates and services are regulated by the Federal Energy Regulatory Commission (FERC) and the NCUC, respectively.
- Residential, commercial and industrial growth in our service areas. The ability to grow our customer base and the pace of that growth are impacted by general business and economic conditions such as interest rates, inflation, fluctuations in the capital markets and the overall strength of the economy in our service areas and the country.
- Deregulation, unanticipated impacts of regulatory restructuring and competition in the energy industry. We face competition from electric companies and energy marketing and trading companies. As a result of deregulation, we expect this highly competitive environment to continue.
- The potential loss of large-volume industrial customers due to alternate fuels or to bypass or the shift by such customers to special competitive contracts at lower per-unit margins.
- Regulatory issues, customer growth, deregulation, economic and capital market conditions, the cost and availability of natural gas and weather conditions can impact our ability to meet internal performance goals.
- The capital-intensive nature of our business. In order to maintain our historic growth, we must construct additions to our natural gas distribution system each year. The cost of this construction may be affected by the cost of obtaining government approvals, development project delays or changes in project costs. Weather, general economic conditions and the cost of funds to finance our capital projects can materially alter the cost of a project. Our cash flows are not adequate to finance the cost of this construction. As a result, we must fund a portion of our cash needs through borrowings and the issuance of common stock.
- Changes in the availability and cost of natural gas. To meet firm customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that our supply and capacity contracts will allow us to remain competitive. Natural gas is an unregulated commodity subject to market supply and demand and price volatility. We have a diversified portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers to satisfy the supply and delivery requirements of our customers. Because these producers, marketers and pipelines are subject to operating and financial risks associated with exploring, drilling, producing, gathering, marketing and transporting natural gas, their risks also increase our exposure to supply and price fluctuations. We engage in hedging activities to reduce price volatility for our customers.
- Changes in weather conditions. Weather conditions and other natural phenomena can have a large impact on our earnings. Severe weather conditions can impact our suppliers and the pipelines that deliver gas to our distribution system. Extended mild or severe weather, either during the winter period or the summer period, can have a significant impact on the demand for and the cost of natural gas.
- Changes in environmental regulations and cost of compliance.
- Earnings from our equity investments. We have investments in unregulated retail natural gas and propane marketing, interstate natural gas storage and intrastate natural gas transportation. These companies have risks that are inherent to their industries and, as an equity investor, we assume such risks.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe the assumptions underlying these forward-looking statements to be reasonable, there can be no assurance that these statements will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "seek," "intend," "plan," "estimate," "expect," "objective," "projection," "budget," "forecast," "goal" or similar words or future or conditional verbs such as "will," "would," "should," "could" or "may" are intended to identify forward-looking statements.

Factors relating to regulation and management are also described or incorporated by reference in our Annual Report on Form 10-K, as well as information included in, or incorporated by reference from, future filings with the SEC. Some of the factors that may cause actual results to differ have been described above. Others may be described elsewhere in this report. There may also be other factors besides those described above or incorporated by reference in this report or in the Form 10-K that could cause actual conditions, events or results to differ from those in the forward-looking statements.

Forward-looking statements reflect our current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations except as required by applicable laws and regulations. Please reference our web site at *www.piedmontng.com* for current information. Our filings on Form 10-K, Form 10-Q and Form 8-K are available at no cost on our web site on the same day the report is filed with the SEC.

Our Business

Piedmont Natural Gas Company, Inc., which began operations in 1951, is an energy services company primarily engaged in the distribution of natural gas to 940,000 residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee, including 60,000 customers served by municipalities who are our wholesale customers. Our subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas and propane marketing, interstate natural gas storage, intrastate natural gas transportation and regulated natural gas distribution. We also sell residential and commercial gas appliances in Tennessee.

In 1994, our predecessor, which was incorporated in 1950 under the same name, was merged into a newly formed North

Carolina corporation for the purpose of changing our state of incorporation to North Carolina.

Effective January 1, 2001, we purchased for cash the natural gas distribution assets of Atmos Energy Corporation located in the city of Gaffney and portions of Cherokee County, South Carolina. The acquisition was at book value of $6.6 million and added 5,400 customers to our operations.

Effective September 30, 2002, we purchased for $26 million in cash substantially all of the natural gas distribution assets and certain of the liabilities of North Carolina Gas Service (NCGS), a division of NUI Utilities, Inc. The initial purchase price was reduced by $2.2 million in 2003 due to adjusting estimated working capital to actual. Final determination of the purchase price allocation resulted in recording goodwill of $7.1 million. The transaction added 14,000 customers to our distribution system in the counties of Rockingham and Stokes, North Carolina.

Effective at the close of business on September 30, 2003, we purchased for $417.5 million in cash 100% of the common stock of NCNG from Progress Energy, Inc. (Progress). NCNG, a natural gas distributor, served approximately 176,000 customers in eastern North Carolina, including 57,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock was increased by the amount of NCNG's working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was $32.4 million. The preliminary working capital amount will be adjusted to actual under the terms of the purchase agreement in 2004. NCNG was merged into Piedmont immediately following the closing.

We also purchased for $7.5 million in cash Progress' equity interest in EasternNC. EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina that previously were not served with natural gas. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14.4 million.

The primary reasons for these acquisitions are consistent with our strategy of pursuing profitable growth in our core natural gas distribution business in the Southeast. The reasons for the acquisitions and the factors that contributed to the goodwill include:

- A reasonable purchase price slightly above book value,
- The prospect of entering a market contiguous to our existing North Carolina service areas where, as a combined company, we could realize on-going system benefits,
- The prospect of acquiring an operation that could be integrated into our existing business systems and processes, and
- The opportunity to grow within a regulatory environment with which we are familiar.

We have two reportable business segments, regulated utility and non-utility activities. For further information on segments, see Note 11 to the consolidated financial statements.

Our utility operations are subject to regulation by the NCUC, the PSCSC and the TRA as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also subject to regulation by the NCUC as to the issuance of securities. We are also subject to or affected by various federal regulations. These federal regulations include regulations that are particular to the natural gas industry, such as regulations of the FERC that affect the availability of and the prices paid for the interstate transportation of natural gas, regulations of the Department of Transportation that affect the construction, operation and maintenance of natural gas distribution systems and regulations of the Environmental Protection Agency relating to the use and release into the environment of hazardous wastes. In addition, we are subject to numerous regulations, such as those relating to employment practices, that are generally applicable to companies doing business in the United States.

We continually assess the nature of our business and explore alternatives to traditional utility regulation. Non-traditional ratemaking initiatives and market-based pricing of products and services provide additional challenges and opportunities for us. For further information, see "Results of Operations" below and Notes 3 and 6 to the consolidated financial statements.

In the Carolinas, our service area is comprised of numerous cities, towns and communities including Anderson, Greenville and Spartanburg in South Carolina and Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory, Spruce Pine, Reidsville, Fayetteville, New Bern, Wilmington, Tarboro, Elizabeth City, Rockingham and Goldsboro in North Carolina. In North Carolina, we also provide wholesale natural gas service to Greenville, Monroe, Rocky Mount and Wilson. In Tennessee, our service area is the metropolitan area of Nashville, including wholesale natural gas service to Gallatin and Smyrna.

Financial Condition and Liquidity

We finance current cash requirements primarily from operating cash flows and short-term borrowings. During 2003, outstanding short-term borrowings under committed bank lines of credit totaling $200 million ranged from zero to $114.5 million, and interest rates ranged from 1.1903% to 2.04%. As of October 31, 2003, we had additional uncommitted lines of credit totaling $68 million on a no fee and as needed, if available, basis. As of October 31, 2003, our current assets of $307.6 million were less than our current liabilities of $725.2 million primarily due to the short-term financing of the acquisitions of NCNG and an equity interest in EasternNC with commercial paper of $445.3 million. On December 19, 2003, we redeemed $198.3 million of the commercial paper with the net proceeds from the sale of $200 million of medium-term notes. We intend to further reduce the amount of commercial paper outstanding upon the sale of common stock early in fiscal year 2004.

Our utility operations are weather sensitive. The primary factor that impacts our cash flows from operations is weather. Warmer weather can lead to lower total margin from fewer volumes of natural gas sold or transported. Colder weather can increase volumes sold to weather-sensitive customers, but extremely cold weather may lead to conservation by customers in order to reduce their consumption. Weather outside the normal range of temperatures can lead to reduced operating cash flows, thereby increasing the need for short-term borrowings to meet current cash requirements. During 2003, 56% of our sales and transportation revenues were from residential customers and 32% were from commercial customers, both of which are weather-sensitive.

Our regulatory commissions approve rates that are designed to produce revenues to cover our gas costs and our fixed and variable non-gas costs assuming normal weather. In addition, we have weather normalization adjustment mechanisms (WNA) in all three states that partially offset the impact of unusually cold or warm weather on bills rendered in November through March for weather-sensitive customers. Weather in 2003 was 3% colder than normal, compared with 15% warmer than normal in 2002 and 8% colder than normal in 2001. The WNA generated credits to customers of $10.2 million in 2003, charges to customers of $19.8 million in 2002 and credits to customers of $8.5 million in 2001. In North Carolina and Tennessee, adjustments are made directly to the customer's bill. In South Carolina, the adjustments are calculated at the individual customer level and recorded in a deferred account for subsequent collection or disbursement to all customers in the class. The WNA formula calculates the actual weather variance from normal, using 30 years of history, which results in an increase in revenues when weather is warmer than normal and a decrease in revenues when weather is colder than normal. The gas cost portion of our costs is recoverable through purchased gas cost recovery mechanisms and is not affected by the WNA.

The regulated utility faces competition in the residential and commercial customer markets based on the customers' preferences for natural gas compared with other energy products and the relative prices of those products. The most significant product competition occurs between natural gas and electricity for space heating, water heating and cooking. Increases in the price of natural gas could negatively impact our competitive position by decreasing the price benefits of natural gas to the end user. This could negatively impact our liquidity if customer growth slows or if customers conserve.

In the industrial market, many of our customers have the capability of burning a fuel other than natural gas, fuel oil being the most significant competing energy alternative. Our ability to maintain industrial market share is largely dependent on price. The relationship between supply and demand has the greatest impact on the price of natural gas. With the growing imbalance between domestic supply and demand, the cost of natural gas from non-domestic sources may play a greater role in establishing the market price of natural gas in the future. The price of oil depends upon a number of factors beyond our control, including the relationship between supply and demand and policies of foreign and domestic governments. Our liquidity could be impacted either positively or negatively as a result of alternate fuel decisions by industrial customers.

The level of short-term borrowings can vary significantly due to changes in the wholesale prices of natural gas and to increased purchases of natural gas supplies to serve additional customer demand during cold weather and to refill storage. Short-term debt may increase when wholesale prices for natural gas increase because we must pay suppliers for the gas before we recover our costs from customers through their monthly bills. Gas prices could fluctuate for the next several years due to the growing imbalance between domestic supply and demand. If wholesale gas prices remain high, we may incur more short-term debt to pay for natural gas supplies and other operating costs since collections from customers could be slower and some customers may not be able to pay their bills.

We sell common stock and long-term debt to cover cash requirements when market and other conditions favor such long-term financing. During 2003, we issued $17.9 million of common stock through dividend reinvestment and stock purchase plans but none on the open market. We did not sell any long-term debt during fiscal 2003; however, we did retire $45 million of 6.23% medium-term notes at the scheduled maturity date and made a sinking fund payment of $2 million on the 10.06% senior notes. As noted above, in December 2003 we sold $200 million of long-term debt and redeemed commercial paper issued in connection with funding the acquisitions of NCNG and an equity interest in EasternNC.

As of October 31, 2003, our capitalization consisted of 42% in long-term debt and 58% in common equity. Our long-term targeted capitalization ratio is 45-50% in long-term debt and 50-55% in common equity.

As of October 31, 2003, all of our long-term debt was unsecured. Our long-term debt is rated "A" by Standard & Poor's Ratings Services with a negative outlook and "A3" by Moody's Investors Service with a negative outlook. Credit ratings impact our ability to obtain short-term and long-term financing and the cost of such financings. In determining our credit ratings, the rating agencies consider various factors. The more significant quantitative factors include:

- Ratio of total debt to total capitalization, including balance sheet leverage,
- Ratio of net cash flows to capital expenditures,
- Funds from operations interest coverage,
- Ratio of funds from operations to average total debt and
- Pre-tax interest coverage.

Qualitative factors include, among other things:

- Stability of regulation in the jurisdictions in which we operate,
- Risks and controls inherent in the distribution of natural gas,
- Predictability of cash flows,
- Business strategy and management,
- Corporate governance guidelines and practices,
- Industry position and
- Contingencies.

We are subject to default provisions related to our long-term debt, short-term bank lines of credit and accounts receivable financing. The default provisions of our senior notes are:

- Failure to make principal, interest or sinking fund payments,
- Interest coverage of 1.75 times,
- Total debt cannot exceed 70% of total capitalization,
- Funded debt of all subsidiaries in the aggregate cannot exceed 15% of total company capitalization,
- Failure to make payments on any capitalized lease obligation,
- Bankruptcy, liquidation or insolvency and
- Final judgment against us in excess of $1 million that after 60 days is not discharged, satisfied or stayed pending appeal.

The default provisions of our medium-term notes are:

- Failure to make principal, interest or sinking fund payments,
- Failure after the receipt of a 90-day notice to observe or perform for any covenant or agreement in the notes or in the indenture under which the notes were issued and
- Bankruptcy, liquidation or insolvency.

Failure to satisfy any of the default provisions results in total outstanding issues becoming due. There are cross default provisions in all our debt agreements. Based on our calculations, we met the default provisions as of October 31, 2003.

The financial condition of the natural gas marketers and pipelines that supply and deliver natural gas to our distribution system can increase our exposure to supply and price fluctuations. We believe our risk exposure to the financial condition of the marketers and pipelines is minimal based on our receipt of the products and other services prior to payment and the availability of other marketers of natural gas to meet our supply needs if necessary.

The natural gas business is seasonal in nature, resulting in fluctuations primarily in balances in accounts receivable from customers, inventories of stored natural gas and accounts payable to suppliers, in addition to fluctuations in short-term borrowings noted above. Most of our annual earnings are realized in the winter period, which is the first five months of our fiscal year. As is prevalent in the industry, we inject natural gas into storage during the summer months (principally April through October) for withdrawal from storage during the winter months (principally November through March) when customer demand is higher. Inventories of gas in storage increased from October 31, 2002 to October 31, 2003, and accounts payable and accounts receivable increased during this same period due to seasonality, higher gas prices, the growth of our business and the demand for gas during the winter season.

We have a substantial capital expansion program for construction of distribution facilities, purchase of equipment and other general improvements funded through sources noted above. Utility construction expenditures in 2003 were $80.3 million, compared with $83.7 million in 2002. Utility construction expenditures totaling $103.8 million, primarily to serve customer growth, are budgeted for 2004. Due to projected growth in our service areas, significant utility construction expenditures are expected to continue. Short-term debt may be used to finance construction pending the issuance of long-term debt or equity.

As of October 31, 2003, our estimated future contractual obligations for long-term debt, purchase obligations and capital and operating leases were as follows:

In thousands	Payments Due by Period				
	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt	$ 2,000	$ 35,000	$ 30,000	$395,000	$ 462,000
Purchase obligations*	131,985	312,354	190,861	411,102	1,046,302
Capital leases	14	—	—	—	14
Operating leases	4,786	8,596	1,810	1,832	17,024

*Purchase obligations consist of pipeline and storage capacity and gas supply contracts that are 100% recoverable through purchased gas cost recovery mechanisms.

Off-balance Sheet Arrangements

We have no material off-balance sheet arrangements other than operating leases that are discussed in Note 7 to the consolidated financial statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results may differ significantly from these estimates and assumptions. We base our estimates on historical experience, where applicable, and other relevant factors that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate estimates and assumptions and make adjustments in subsequent periods to reflect more current information if we determine that modifications in assumptions and estimates are warranted.

Our regulated utility segment is subject to regulation by certain state and federal authorities. Our accounting policies conform to Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting For The Effects of Certain Types of Regulation" (Statement 71), and are in accordance with accounting requirements and ratemaking practices prescribed by the regulatory authorities. The application of these accounting policies allows us to defer expenses and income in the balance sheet as regulatory assets and liabilities when those expenses and income will be allowed in the rate-setting process in a period different from the period in which they would have been reflected in the income statement by an unregulated company. We then recognize these deferred regulatory assets and liabilities through the income statement in the period in which the same amounts are reflected in rates. If we, for any reason, cease to meet the criteria for application of regulatory accounting treatment for all or part of our operations, we would eliminate from the balance sheet the regulatory assets and liabilities related to those portions ceasing to meet such criteria and include them in the income statement for the period in which the discontinuance of regulatory accounting treatment occurs. Such an event could have a material effect on our results of operations in the period this action was recorded.

We believe the following represents the more significant judgments and estimates used in preparing the consolidated financial statements.

Unbilled Utility Revenues. We record estimated revenues for volumes delivered but not yet billed at month end due to reading meters and billing on a cycle basis. The estimated revenues are calculated based on estimated volumes delivered but unbilled at month end and the billing rates applicable to those volumes, adjusted for any estimated billing impacts of the WNA in the appropriate months. For further information on operating revenues, see Note 1.H to the consolidated financial statements.

Allowance for Uncollectible Accounts. We evaluate the collectibility of our billed accounts receivable based on recent loss history and an overall assessment of past due accounts receivable amounts outstanding.

Employee Benefits. We have a defined-benefit pension plan for the benefit of eligible full-time employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plan. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases, within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded in future periods.

Self Insurance. We are self-insured for certain losses related to general liability, group medical benefits and workers' compensation. We maintain stop loss coverage with third-party insurers to limit our total exposure. Our recorded liabilities represent estimates of the ultimate cost of claims incurred as of the balance sheet date. The estimated liabilities are based on analyses of historical data and actuarial estimates and are not discounted. Along with independent actuaries, we review the liabilities at least annually to ensure that they are appropriate. While we believe these estimates are reasonable based on the information available, our financial results could be impacted if actual trends, including the severity or frequency of claims or fluctuations in premiums, differ from our estimates.

Long-Term Incentive Plan. We have a Long-Term Incentive Plan (LTIP) under which units, equivalent in value to one share of common stock, are awarded to participants. Through October 31, 2003, the performance period was a five-year period; however, effective November 1, 2003, the performance period is a three-year period. Following the end of the performance period and if performance measures are met, awards are distributed in the form of shares of common stock and cash withheld to pay taxes. During the performance period, we calculate the expense and liability for the LTIP based on performance levels achieved or expected to be achieved and the estimated market value of common stock as of the distribution date. While we believe these estimates are reasonable based on the information available, actual amounts, which are not known until after the end of the performance period, could differ from our estimates.

Gas Supply and Regulatory Proceedings

To meet customer requirements, we acquire gas supplies and pipeline capacity to ensure delivery to meet the demands of our distribution system, while also ensuring that supply and capacity contracts allow us to remain competitive. We have a diversified portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers to satisfy the supply and delivery requirements of our customers.

The gas delivered to meet our design day requirements for firm customers is purchased under firm contractual commitments. These contracts provide that we pay a reservation fee to the supplier to reserve or guarantee the availability of gas supplies for delivery. Under these provisions, absent force majeure conditions, any disruption of supply deliverability is subject to penalty and damage assessment. We ensure the delivery of the gas supplies to our distribution system to meet the peak day, seasonal and annual needs of our customers by using a variety of firm transportation and storage capacity arrangements. The pipeline capacity contracts require the payment of fixed demand charges to reserve firm transportation or storage entitlements. We align the contractual agreements for supply with the firm capacity agreements in terms of volumes, receipt and delivery locations and demand fluctuations. We may supplement firm contractual commitments with other supply arrangements to serve our interruptible market, or as an alternate supply for inventory withdrawals or injections. The source of the gas we distribute is primarily the on-shore and off-shore Gulf Coast production region and is purchased primarily from major producers and marketers.

In our opinion, present rules and regulations of our three state regulatory commissions permit the pass-through of interstate pipeline capacity and storage service costs that may be incurred under orders or regulations of the FERC, as well as commodity gas costs from natural gas suppliers. The majority of our natural gas supply is purchased from producers and marketers in non-regulated transactions. Our rate schedules include provisions permitting the recovery of prudently incurred gas costs. The NCUC and the PSCSC require annual prudence reviews covering historical twelve-month periods. For the most recent periods, the NCUC and the PSCSC found us to be prudent in our gas purchasing practices and allowed recovery of 100% of our gas costs.

In 1996, the TRA approved a performance incentive plan that eliminated annual prudence reviews in Tennessee and established an incentive-sharing mechanism based on differences in the actual cost of gas purchased and benchmark amounts determined by published market indices. These differences, after applying a monthly 1% positive or negative deadband, together with margin from marketing unused capacity in the secondary market and margin from secondary market sales of gas, are subject to an overall annual cap of $1.6 million for shareholder gains or losses. The net gains or losses on gas costs within the deadband (99% to 101% of the benchmark) are not subject to sharing under the plan and are allocated to customers. Any net gains or losses on gas costs outside the deadband are combined with capacity management benefits and shared between customers and shareholders, subject to the annual cap. The net overall annual performance results are collected from or refunded to customers, subject to the cap. In addition to the elimination of annual gas purchase prudence reviews, the benefits of the incentive plan include the reduction of gas costs for customers and potential earnings to shareholders by sharing in gas cost reductions. Initially approved for a two-year period, the plan now continues on a year-to-year basis each July 1 until we notify the TRA of termination 90 days before the end of a plan year or until the plan is modified, amended or terminated by the TRA.

In 1996, the NCUC ordered us to establish an expansion fund to enable the extension of natural gas service into unserved areas of the state. The expansion fund was funded with supplier refunds, plus investment income earned, that would otherwise be refunded to customers. In accordance with an NCUC order in 2002, we no longer deposit such refunds in the expansion fund. As of October 31, 2003, the balance of $6.1 million in our expansion fund held by the state is included in "Restricted cash" with an offsetting liability included in "Refunds due customers" in the consolidated balance sheets.

In 1998, the North Carolina General Assembly enacted the Clean Water and Natural Gas Critical Needs Act of 1998 which provided for the issuance of $200 million of general obligation bonds of the state for the purpose of providing grants, loans or other financing for the cost of constructing natural gas facilities in unserved areas of the state. EasternNC was granted $188.3 million of the $200 million state bond package to pay for the uneconomic portion of the infrastructure to construct a pipeline and distribution system of approximately 800 miles. The economic portion of the project was estimated to cost $22.1 million. As of October 31, 2003, EasternNC had received $101 million from bond funds and had recorded a bond reimbursement receivable of $2.6 million.

In 2002, the PSCSC approved a gas cost hedging plan for the purpose of cost stabilization for customers. This plan is limited to 60% of our annual normalized sales volumes for South Carolina and operates off of historical pricing indices that are tied to future projected gas prices as traded on a national exchange. All properly accounted for costs incurred in accordance with the plan, except for certain personnel and administrative costs that are recovered in rates as operations and maintenance expenses, are deemed to be prudently incurred and are recovered in rates as a gas cost. We began hedging activities in April 2002 under the approved program.

Effective November 1, 2002, we implemented a hedging program in North Carolina under the terms of a generic order issued by the NCUC on February 26, 2002, as later clarified by a Piedmont-specific order dated October 18. This plan is limited to 60% of the annual normalized sales volumes for North Carolina and operates off of pricing indices that are tied to future projected gas prices as traded on a national exchange. We believe the plan is designed with limited subjective discretion in making purchases with little or no risk of speculation in the market. Prudently incurred gas costs associated with the hedging program are not pre-approved by the NCUC but are treated as gas costs subject to the annual gas cost prudency review based on information available at the time of the hedge, not at the time of the prudency review. Through October 31, 2003, we have recovered 100% of gas costs subject to prudency review.

On October 28, 2002, the NCUC issued an order approving an annual revenue increase of $13.9 million, effective November 1, 2002. This order also approved changes in cost allocations and rate design and changes in tariffs and service regulations.

On October 29, 2002, the PSCSC issued an order approving an annual revenue increase of $8.4 million, effective November 1, 2002. This order also approved new depreciation rates and changes in cost allocations and rate design and changes in tariffs and service regulations.

On March 31, 2003, NCNG filed an application with the NCUC requesting an increase in rates and charges along with changes in cost allocations and rate design and changes in tariffs and service regulations. On September 2, a settlement agreement supported by all parties in the proceeding was filed with the NCUC. The agreement provided for, among other things, an annual increase in NCNG's regulatory margin of $29.4 million. The NCUC issued an order in accordance with the agreement on October 30, effective November 1, 2003.

On April 29, 2003, we filed an application with the TRA requesting an annual increase in revenues along with changes in cost allocations and rate design and changes in tariffs and service regulations. On September 9, a settlement agreement with the Tennessee Consumer Advocate was filed with the TRA that, among other things, increased revenues by $10.3 million annually. On September 22, the TRA approved the settlement agreement and authorized us to increase rates, effective November 1, 2003.

On October 27, 2003, we filed a joint motion for clarification of the right of EasternNC to defer and collect its operations and maintenance expenses under prior NCUC orders. As part of EasternNC's certificate authorization, the NCUC recognized that EasternNC would not have a sufficient customer base from which to immediately collect its operations and maintenance expenses. The NCUC allowed EasternNC to defer its operations and maintenance expenses for up to eight years or until the first rate case order. The NCUC set the cap on deferred expenses at $15 million. On December 1, 2003, the NCUC confirmed that these deferred expenses should be treated as a regulatory asset for future recovery from customers to the extent they are deemed prudent and proper. Operations and maintenance costs totaling $2.9 million, including those expensed prior to September 30, 2003, have been deferred as a regulatory asset.

Secondary market transactions permit us to market gas supplies and transportation services by contract with wholesale or off-system customers. These sales contribute smaller per-unit wholesale margins to earnings; however, the program allows us to act as a wholesale marketer of natural gas and transportation capacity in order to generate operating margin from sources not restricted by the capacity of our retail distribution system. In North Carolina, a sharing mechanism is in effect where 75% of any margin earned is refunded to customers. In connection with the South Carolina rate case noted above, this same sharing mechanism is in place in South Carolina effective November 1, 2002. Secondary market transactions in Tennessee are included in the performance incentive plan discussed above.

In 2003, 36% of gas deliveries were made to industrial or large commercial customers which have the capability to burn a fuel other than natural gas. The alternative fuels are primarily fuel oil and propane and, to a much lesser extent, coal or wood. The ability to maintain or increase deliveries of gas to these customers depends on a number of factors, including weather conditions, governmental regulations, the price of gas from suppliers and the price of alternate fuels. Under existing regulations of the FERC, certain large-volume customers located in proximity to the interstate pipelines delivering gas to us could attempt to bypass us and take delivery directly from the pipeline or from a third party connecting with the pipeline. To date, only minimal bypass activity has been experienced, in part because of our ability to negotiate competitive rates and service terms. The future level of bypass activity cannot be predicted.

In 2001, we requested special accounting treatment from the NCUC, the PSCSC and the TRA to allow us to defer for recovery in future rates the amounts of accounts receivable that were written off as uncollectible during 2001 in excess of amounts recovered through base rates. These higher write-offs resulted from the high gas prices and abnormally cold weather experienced during the 2000-2001 winter season. The PSCSC and the TRA approved deferral of only the gas cost portion of the excess write-offs, which totaled $1.3 million, for recovery under normal purchased gas cost adjustment (PGA) procedures. The NCUC did not approve our request.

On March 17, 2003, we, along with other natural gas companies in Tennessee, filed a petition with the TRA to allow recovery of the gas cost portion of uncollectible accounts expense in excess of those allowed currently in rates under normal PGA procedures. A ruling is expected in early 2004. The outcome of this proceeding cannot be determined at this time.

Equity Investments

The consolidated financial statements include the accounts of wholly owned subsidiaries whose investments in joint venture, energy-related businesses are accounted for under the equity method. Piedmont Greenbrier Pipeline Company, LLC, is a wholly owned subsidiary of Piedmont Natural Gas Company. Another wholly owned subsidiary of Piedmont Natural Gas Company, Piedmont Energy Partners, Inc., is a holding company for certain other wholly owned subsidiaries. These subsidiaries include Piedmont Intrastate Pipeline Company, Piedmont Interstate Pipeline Company, Piedmont Propane Company and Piedmont Energy Company. Our ownership interest in each entity is recorded in "Investments in non-utility activities, at equity" in the consolidated balance sheets. Earnings or losses from equity investments are recorded in "Non-utility activities, at equity" in "Other Income (Expense)" in the consolidated statements of income.

As of October 31, 2003, the amount of our retained earnings that represents undistributed earnings of 50% or less owned entities accounted for by the equity method was $23.1 million.

Piedmont Intrastate Pipeline Company owns 21.48% of the membership interests in Cardinal Pipeline Company, L.L.C., a North Carolina limited liability company. With the acquisition of NCNG, we acquired an additional 5.03% interest in Cardinal over our previous interest of 16.45%. The other members are subsidiaries of The Williams Companies, Inc., and SCANA Corporation. Cardinal owns and operates a 104-mile intrastate natural gas pipeline in North Carolina and is regulated by the NCUC. Cardinal has firm service agreements with local distribution companies, including Piedmont, for 100% of the 270,000 dekatherms per day of firm transportation capacity on the pipeline. Cardinal is dependent on the Williams-Transco pipeline system to deliver gas into its system for service to its customers. Cardinal's long-term debt is secured by Cardinal's assets and by each member's equity investment in Cardinal. In accordance with the NCUC's order authorizing Cardinal to construct, own and operate the pipeline, Cardinal filed a general rate case in January 2003. On July 24, 2003, the NCUC decreased Cardinal's revenues by $1.6 million annually, effective August 1, 2003.

Piedmont Interstate Pipeline Company owns 40.0587% of the membership interests in Pine Needle LNG Company, L.L.C., a North Carolina limited liability company. With the acquisition of NCNG, we acquired an additional 5.0587% interest in Pine Needle over our previous interest of 35%. The other members are subsidiaries of The Williams Companies, Inc., SCANA Corporation and Amerada Hess Corporation, and the Municipal Gas Authority of Georgia. Pine Needle owns an interstate liquefied natural gas (LNG) storage facility in North Carolina and is regulated by the FERC. Storage capacity of the facility is 4.14 million dekatherms with vaporization capability of 414,000 dekatherms per day and is fully subscribed under firm service agreements with customers. We subscribe to approximately 64% of this capacity to provide gas for peak-use periods when demand is the highest. Pine Needle enters into interest-rate swap agreements to modify the interest characteristics of its long-term debt. Movements in the mark-to-market value of these agreements are recorded in "Accumulated other comprehensive income" in the consolidated balance sheets as a hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Pine Needle's long-term debt is secured by Pine Needle's assets and by each member's equity investment in Pine Needle. On January 15, 2003, a stipulation agreement was filed with the FERC that reduced Pine Needle's annual rate of return from 9.8% to 9.7%. New lower rates were effective May 1, 2003.

Piedmont Propane Company owns 20.69% of the membership interests in US Propane, L.P. The other members are subsidiaries of TECO Energy, Inc., AGL Resources, Inc., and Atmos Energy Corporation. US Propane owns all of the general partnership interest and approximately 26% of the limited partnership interest in Heritage Propane Partners, L.P. (Heritage Propane), a marketer of propane through a nationwide retail distribution network. Heritage Propane utilizes hedging transactions to provide protection against significant fluctuations in prices. Movements in the mark-to-market value of these agreements are recorded in "Accumulated other comprehensive income" in the consolidated balance sheets as a hedge under Statement 133 and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (Statement 149). Heritage Propane also buys and sells financial instruments for trading purposes through a wholly owned subsidiary. Financial instruments utilized in connection with the liquids marketing activity are accounted for using the mark-to-market method of accounting.

In July 2002, we recorded a pre-tax loss in value of $1.4 million on our investment in US Propane due to an other than temporary decline in the value of the general partnership interest in Heritage Propane. This other than temporary loss was calculated based on estimated future cash flow projections that reflect actual and projected customer growth assumptions for Heritage Propane.

The limited partnership agreement of US Propane requires that in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. Under the agreement, our maximum capital account restoration is $10 million. As of October 31, 2003, our capital account was positive.

On November 7, 2003, we, along with the other members of US Propane, entered into an agreement to sell the general and limited partnership interests in Heritage Propane to a third party for $130 million. Our share of the sales proceeds is expected to be $26.9 million. In connection with the sale, US Propane will retain approximately 180,000 common units of Heritage Propane for ultimate distribution to US Propane's members. At closing, which is expected to occur in January 2004, we estimate that we will record a one-time gain on the transaction of approximately $.03 to $.05

per diluted share in fiscal year 2004. The closing is subject to regulatory approvals and financing conditions.

Piedmont Energy Company owns 30% of the membership interests in SouthStar Energy Services LLC, a Delaware limited liability company. The remaining non-controlling 70% interest is owned by a subsidiary of AGL Resources, Inc. Key governance provisions in the LLC agreement require unanimous approval of the members. SouthStar sells natural gas to residential, commercial and industrial customers in the southeastern United States; however, SouthStar conducts most of its business in the unregulated retail gas market in Georgia.

The Operating Policy of SouthStar contains a provision for the disproportionate sharing of earnings in excess of a threshold per annum, cumulative pre-tax return of 17%. This threshold is not reached until all prior period losses are recovered. Earnings below the 17% return threshold are allocated to members based on their ownership percentages. Earnings above the threshold are allocated at various percentages based on actual margin generated in four defined geographic service areas. The earnings test is based on SouthStar's fiscal year ending December 31. As of October 31, 2003 and 2002, we recognized as equity earnings only the amounts that we believe have been earned as the calculation methodologies and interpretations of the Operating Policy that impact the members' disproportionate earnings sharing percentages had not been agreed to by the members. Accordingly, we recorded pre-tax earnings from SouthStar for the years ended October 31, 2003 and 2002, at overall percentages of 20% and 24%, respectively.

On December 31, 2003, we entered into an agreement in principle with the other member of SouthStar that addressed a number of matters under the LLC Agreement and the Operating Policy, including the resolution of certain disproportionate sharing issues. Based on this agreement in principle and consistent with the understandings reached by the members that are yet to be documented, we estimate that we will record an increase in pre-tax earnings from SouthStar of $2.5 million in the first quarter of our fiscal year 2004.

SouthStar utilizes financial contracts to hedge the variable cash flows associated with changes in the price of natural gas. These financial contracts, in the form of futures, options and swaps, are considered to be derivatives and fair value is based on selected market indices. Those derivative transactions that qualify as cash flow hedges are reflected in SouthStar's balance sheet at the fair values of the open positions, with the corresponding unrealized gain or loss included in "Accumulated other comprehensive income" under Statement 133 and Statement 149. Those derivative transactions that are not designated as hedges are reflected in SouthStar's balance sheet with the corresponding unrealized gain or loss included in cost of sales in SouthStar's income statement. SouthStar does not enter into or hold derivatives for trading or speculative purposes. SouthStar also enters into weather derivative contracts for hedging purposes in order to preserve margins in the event of warmer-than-normal weather in the winter months. These contracts are accounted for using the intrinsic value method under the guidelines of Emerging Issues Task Force Issue No. 99-2, "Accounting for Weather Derivatives."

Atlanta Gas Light Company (AGLC), under the terms of its tariffs with the Georgia Public Service Commission, has required SouthStar's members to guarantee SouthStar's ability to pay AGLC's fees for local delivery service. Piedmont Energy Company, through its parent Piedmont Energy Partners, has guaranteed its 30% share of SouthStar's obligation with AGLC with a letter of credit with a bank in the amount of $15 million that expires on July 30, 2004. On November 25, 2003, Piedmont Energy Company increased its guarantee with an additional letter of credit of $3.1 million that expires on August 4, 2004.

As of October 31, 2003, Piedmont Greenbrier Pipeline Company, LLC, owned 33% of the membership interests in Greenbrier Pipeline Company, LLC (Greenbrier). The other member was a subsidiary of Dominion Resources, Inc. Greenbrier was formed to build a 280-mile interstate gas pipeline from West Virginia to North Carolina. On November 6, 2003, we sold our interest in Greenbrier to Dominion Resources for our book value of $9.2 million.

Results of Operations

Net income in 2003 was $74.4 million, $62.2 million in 2002 and $65.5 million in 2001. The net income increase of $12.2 million in 2003 compared with 2002 was primarily due to the following:

- Increase of $28.5 million due to an increase in margin (operating revenues less cost of gas).
- Decrease of $11.3 million due to an increase in operations and maintenance expenses.
- Decrease of $3.4 million due to an increase in depreciation expense.

The net income decrease of $3.3 million in 2002 compared with 2001 was primarily due to the following.

- Decrease of $1.3 million due to a decrease in margin.
- Decrease of $3.3 million due to an increase in depreciation expense.
- Increase of $1.8 million due to an increase in earnings from non-utility activities, at equity.

Compared with the prior year, weather in our service area, as measured by degree days, was 21% colder in 2003, 21% warmer in 2002 and 23% colder in 2001. Volumes of gas delivered to customers (system throughput) were 149.1 million dekatherms in 2003, compared with 126.1 million dekatherms in 2002, an increase of 18%, and 134.4 million dekatherms in 2001. In addition to system throughput, secondary market sales volumes were 45.9 million dekatherms in 2003, compared with 55.7 million dekatherms in 2002 and 29.5 million dekatherms in 2001.

Operating revenues were $1,220.8 million in 2003, $832 million in 2002 and $1,107.9 million in 2001. Operating revenues in 2003 increased $388.8 million compared with 2002 primarily due to the following increases:

- $98.3 million from increased volumes billed due to colder weather and growth in our customer base, including $16.2 million from NCGS. Billed volumes increased 16.4 million dekatherms primarily due to 21% colder weather.
- $143.7 million due to increased wholesale gas prices.
- $99.6 million from secondary market activity.
- $31.9 million due to a change in the way we record revenues and cost of gas related to volumes delivered but not yet billed. See Note 1.H to the consolidated financial statements.
- $25.7 million from increased customer rates and charges, including changes in rate design in North Carolina and South Carolina effective November 1, 2002.
- $19 million from volumes billed to NCNG customers.

These increases were partially offset by $10.2 million in credits to customers from the WNA in 2003, compared with surcharges of $19.8 million in 2002, a net decrease in operating revenues of $30 million. As discussed above, we have a WNA in all three states that is designed to offset the impact that unusually cold or warm weather has on residential and commercial customer billings and margin.

Operating revenues in 2002 decreased $275.9 million compared with 2001 primarily due to the following decreases:

- $275.3 million as a result of a decrease of 12.9 million dekatherms delivered to weather-sensitive residential and commercial customers due to warmer weather.
- Significant decreases in the wholesale commodity cost of gas resulting in a corresponding decrease in rates charged to customers as substantially all changes in gas prices are passed through to customers.

These decreases were partially offset by an increase of $27.9 million from secondary market activity.

In general rate proceedings, the state regulatory commissions have authorized us to recover a margin, applicable rate less cost of gas, on each unit of gas sold. The commissions have also authorized us to negotiate lower rates to industrial customers when necessary to remain competitive and to recover margin losses resulting from these negotiated transactions. The ability to recover such negotiated margin reductions is subject to continuing regulatory approvals.

Cost of gas was $837.9 million in 2003, $496.2 million in 2002 and $769.9 million in 2001. Cost of gas in 2003 increased $341.7 million compared with 2002 primarily due to the following increases:

- $143.7 million due to increases in the wholesale commodity cost of gas from suppliers.
- $56.9 million due to an increase in system throughput, including $10.4 million from NCGS.
- $99 million due to an increase in secondary market activity.
- $22.8 million due to a change in the way we record revenues and cost of gas related to volumes delivered but not yet billed.
- $13.3 million from the acquisitions of NCNG and an equity interest in EasternNC.

Cost of gas in 2002 decreased $273.7 million compared with 2001 primarily due to significant decreases in the wholesale commodity cost of gas and a decrease in volumes delivered to weather-sensitive residential and commercial customers due to warmer weather.

Margin was $382.9 million in 2003, $335.8 million in 2002 and $338 million in 2001. The margin increase of $47.1 million in 2003 compared with 2002 was primarily due to the following increases:

- $43 million due to customer growth, including the NCGS acquisition, and colder weather resulting in an increase of 16.4 million dekatherms of gas billed to customers.
- $24.9 million from increased customer rates and charges, including changes in rate design effective November 1, 2002, in North Carolina and South Carolina.
- $9.2 million due to a change in the way we record revenues and cost of gas related to volumes delivered but not yet billed. See Note 1.H to the consolidated financial statements.
- $5.7 million due to the acquisitions of NCNG and an equity interest in EasternNC.

These increases to margin were partially offset by a decrease of $30 million due to WNA credits to customers in 2003 compared with charges to customers in 2002.

The margin decrease of $2.2 million in 2002 compared with 2001 was primarily due to the following:

- $9.2 million decrease due to warmer weather resulting in a decrease of 12.9 million dekatherms to weather sensitive residential and commercial customers despite customer growth.
- $2.2 million increase due to an increase of 4.1 million dekatherms to industrial customers.
- $4.1 million increase due to the allocation of gas costs between jurisdictions.

Operations and maintenance expenses were $152.1 million in 2003, $133.4 million in 2002 and $133.4 million in 2001. The operations and maintenance expenses increase of $18.7 million in 2003 compared with 2002 was primarily due to the following increases:

- $9 million in payroll costs primarily due to merit increases, including the impact of moving to a common review date for all non-bargaining unit employees, the addition of NCNG employees, accruals of the short-term and long-term incentive plans and severance paid to NCNG employees not acquired.
- $5.1 million in employee benefits expense primarily due to increases in pension and postretirement health care and life insurance costs.
- $3.4 million in the provision for uncollectibles primarily due to higher charge-offs resulting from colder weather and higher gas prices.
- $1.5 million in risk insurance due to higher premiums.

These increases were partially offset by a decrease of $2.7 million to defer as a regulatory asset EasternNC's operations and maintenance costs that were expensed prior to September 30, 2003. See Note 3 to the consolidated financial statements.

Operations and maintenance expenses were even in 2002 and 2001; however, the following increases and decreases in 2002 compared with 2001 were experienced:

- $5.1 million increase in payroll costs due to merit increases, accrual of the long-term incentive plan and positions being filled by employees rather than by outside contractors.
- $1.4 million increase in employee benefits costs due to pension expense in 2002 compared with pension income in 2001 and increased health insurance premiums.
- $2 million decrease in outside labor partially offset by payroll costs as noted above.
- $5 million decrease in the provision for uncollectibles due to improved charge-off experience in 2002 due to warmer weather and lower gas prices.

Depreciation expense increased from $52.1 million to $63.2 million over the three-year period 2001 to 2003 primarily due to increases in plant in service, including one month of depreciation expense in 2003 on plant acquired from NCNG. Due to the continued growth in our service areas and our commitment to capital expansion and a full year of depreciation expense in 2004 on plant acquired from NCNG, we anticipate that depreciation expense will continue to increase.

General taxes were $24.4 million in 2003, $23.9 million in 2002 and $24 million in 2001.

Other income (expense), net of income taxes, was $12.3 million in 2003, $12.7 million in 2002 and $10.9 million in 2001. Income from non-utility activities, at equity, decreased $1.2 million in 2003 compared with 2002 primarily due to a decrease of $4.1 million in earnings from SouthStar's operations, partially offset by an increase of $3.1 million in earnings from propane operations. Income from non-utility activities, at equity, increased $2.9 million in 2002 compared with 2001 primarily due to an increase of $5.9 million in earnings from SouthStar's operations, partially offset by a decrease of $2.7 million in earnings from propane operations primarily due to the impact of warmer weather.

The equity portion of the allowance for funds used during construction (AFUDC), was $1.1 million in 2003, $2 million in 2002 and $1.8 million in 2001. AFUDC is allocated between equity and debt based on actual amounts computed and the ratio of construction work in progress to average short-term borrowings.

Non-operating income is comprised of merchandising, jobbing and compressed natural gas operations, the non-equity portion of activities of the subsidiaries, interest income and other miscellaneous income. Non-operating income was $2.6 million in 2003, $1.2 million in 2002 and $1.1 million in 2001.

Non-operating expense is comprised of charitable contributions and other miscellaneous expenses. Non-operating expense was $.9 million in 2003, $.7 million in 2002 and $.9 million in 2001.

Utility interest charges were $40.2 million in 2003, $40.6 million in 2002 and $39.4 million in 2001. Utility interest charges decreased $.4 million in 2003 compared with 2002 primarily due to the following decreases:

- $1 million in interest on long-term debt due to lower balances outstanding.
- $1 million in interest on refunds due customers due to lower balances outstanding.

These decreases were partially offset by an increase of $1.2 million in interest on short-term debt, primarily due to commercial paper issued to temporarily finance the acquisitions of NCNG and an equity interest in EasternNC.

Utility interest charges increased $1.2 million in 2002 compared with 2001 primarily due to the following:

- $1.3 million increase in interest on long-term debt due to higher balances outstanding.
- $3.5 million decrease in the portion of AFUDC attributable to borrowed funds.

These increases in utility interest charges were partially offset by the following:

- $2.7 million decrease in interest on short-term debt due to lower balances outstanding at lower interest rates.
- $.9 million decrease in interest on refunds due customers due to lower balances outstanding.

Environmental Matters

Our three state regulatory commissions have authorized us to utilize deferral accounting, or to create a regulatory asset, in connection with environmental costs. Accordingly, we have established regulatory assets for environmental costs incurred and for estimated environmental liabilities.

In 1997, we entered into a settlement with a third party with respect to nine manufactured gas plant (MGP) sites that we have owned, leased or operated and paid an amount that released us from any investigation and remediation liability. Although no such claims are pending or, to our knowledge, threatened, the settlement did not cover any third-party claims for personal injury, death, property damage and diminution of property value or natural resources. Three other MGP sites that we also have owned, leased or operated were not included in the settlement.

In 2002, in connection with the acquisition of certain assets and liabilities of NCGS, we acquired the liability for potential remediation costs of an MGP site located in Reidsville, North Carolina. Based on a limited assessment performed by a third party on this site and its similarity to the three sites not covered by the settlement noted above, we increased our environmental liability in the fourth quarter of 2002 by $1.5 million, with an offsetting increase to a regulatory asset, to reflect a liability of $.6 million for each of the four sites.

As of October 31, 2003, our undiscounted environmental liability totaled $2.9 million, consisting of $2.6 million for the four MGP sites and $.3 million for underground storage tanks not yet remediated. This liability is not net of any anticipated recoveries.

As of October 31, 2003, our regulatory assets for environmental costs totaled $5.4 million, net of recoveries from customers, in connection with the estimated liabilities for the MGP sites and underground storage tanks and for environmental costs incurred, primarily legal fees and engineering assessments. The portion of the regulatory assets representing actual costs incurred is being amortized as recovered in rates from customers in all three states.

Further evaluations of the MGP sites and the underground storage tank sites could significantly affect recorded amounts; however, we believe that the ultimate resolution of these matters will not have a material adverse effect on financial position or results of operations.

In connection with the NCNG general rate case proceeding discussed in Note 3 to the consolidated financial statements, the NCUC ordered an environmental regulatory liability of $3.5 million be established for refund to customers over the three-year period beginning November 1, 2003. This liability was derived from deducting deferred MGP costs from a prior payment made to NCNG by its insurers.

Recently Issued Accounting Standards

We will adopt FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), in our second quarter ending April 30, 2004. We believe that FIN 46 applies to our equity investments, all of which were acquired prior to February 1, 2003. We have evaluated the impact of FIN 46 on our equity method investments and concluded that we are not the primary beneficiary as we do not absorb a majority of the expected losses nor are we entitled to a majority of the residual returns. Accordingly, we believe the adoption of FIN 46 will not have a material effect on financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised)" (Statement 132). Statement 132 requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. We will adopt Statement 132 in our second quarter beginning February 1, 2004. We believe the adoption of Statement 132 will not have a material effect on financial position or results of operations.

Management's Responsibility For Financial Reporting

The management of Piedmont Natural Gas Company is responsible for the preparation and integrity of the accompanying consolidated financial statements and related notes. We prepared the statements in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and included amounts which are necessarily based on our best estimates and judgments made with due consideration to materiality. Financial information presented elsewhere in this report is consistent with that in the consolidated financial statements.

We have established and are responsible for maintaining a comprehensive system of internal accounting controls which we believe provides reasonable assurance that policies and procedures are complied with, assets are safeguarded and transactions are executed according to management's authorization. We continually review this system for effectiveness and modify it in response to changing business conditions and operations and as a result of recommendations by internal and external auditors.

The Audit Committee of the Board of Directors, consisting solely of independent Directors, meets at least quarterly with Deloitte & Touche LLP, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The Audit Committee reviews audit plans and results and accounting, financial reporting and internal control practices, procedures and results. Both Deloitte & Touche LLP and the internal auditors have full and free access to all levels of management.

Barry L. Guy

Barry L. Guy
Vice President and Controller

Independent Auditors' Report

Piedmont Natural Gas Company, Inc.

We have audited the accompanying consolidated balance sheets of Piedmont Natural Gas Company, Inc. and subsidiaries ("Piedmont") as of October 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of Piedmont's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Piedmont at October 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Charlotte, North Carolina
January 9, 2004

Piedmont Natural Gas Company, Inc. and Subsidiaries

October 31, 2003 and 2002

Assets

In thousands	2003	2002
Utility Plant:		
Utility plant in service	**$2,330,528**	$1,689,743
Less accumulated depreciation	**576,823**	572,445
Utility plant in service, net	**1,753,705**	1,117,298
Construction work in progress	**58,594**	41,225
Total utility plant, net	**1,812,299**	1,158,523
Other Physical Property, at cost *(net of accumulated depreciation of $1,740 in 2003 and $1,531 in 2002)*	**1,115**	1,078
Current Assets:		
Cash and cash equivalents	**11,172**	5,100
Restricted cash	**6,749**	8,028
Receivables *(less allowance for doubtful accounts of $2,743 in 2003 and $810 in 2002)*	**58,662**	37,504
Unbilled utility revenues	**34,630**	—
Inventories:		
Gas in storage	**121,723**	65,688
Materials, supplies and merchandise	**4,774**	2,860
Deferred cost of gas	**—**	13,592
Refundable income taxes	**23,758**	10,329
Prepayments	**31,085**	19,215
Other	**15,091**	13,470
Total current assets	**307,644**	175,786
Investments, Deferred Charges and Other Assets:		
Investments in non-utility activities, at equity	**96,191**	80,342
Goodwill	**50,924**	7,109
Unamortized debt expense *(amortized over life of related debt on a straight-line basis)*	**3,748**	3,841
Other	**24,485**	18,409
Total investments, deferred charges and other assets	**175,348**	109,701
Total	**$2,296,406**	$1,445,088

See notes to consolidated financial statements.

Capitalization and Liabilities

In thousands	2003	2002
Capitalization:		
Stockholders' equity:		
Cumulative preferred stock — no par value — 175 shares authorized	$ —	$ —
Common stock — no par value — 100,000 shares authorized; outstanding, 33,655 in 2003 and 33,090 in 2002	372,651	352,553
Retained earnings	259,476	240,026
Accumulated other comprehensive income	(1,932)	(2,983)
Total stockholders' equity	630,195	589,596
Long-term debt	460,000	462,000
Total capitalization	1,090,195	1,051,596
Current Liabilities:		
Current maturities of long-term debt and sinking fund requirements	2,000	47,000
Notes payable	109,500	46,500
Commercial paper	445,559	—
Accounts payable	90,901	51,093
Income taxes accrued	612	—
Customers' deposits	16,408	11,611
Deferred income taxes	16,949	1,384
General taxes accrued	19,594	15,094
Refunds due customers	5,382	15,635
Other	18,257	16,814
Total current liabilities	725,162	205,131
Deferred Credits and Other Liabilities:		
Deferred income taxes	188,503	158,275
Unamortized federal investment tax credits	5,042	5,593
Asset retirement obligations	245,879	—
Other	41,625	24,493
Total deferred credits and other liabilities	481,049	188,361
Total	$2,296,406	$1,445,088

See notes to consolidated financial statements.

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the Years Ended October 31, 2003, 2002 and 2001

In thousands except per share amounts	2003	2002	2001
Operating Revenues	$1,220,822	$ 832,028	$1,107,856
Cost of Gas	837,942	496,234	769,878
Margin	382,880	335,794	337,978
Operating Expenses:			
Operations	131,439	112,421	114,358
Maintenance	20,668	21,006	19,064
Depreciation	63,164	57,593	52,060
General taxes	24,410	23,863	23,952
Income taxes	40,093	30,784	34,575
Total operating expenses	279,774	245,667	244,009
Operating Income	103,106	90,127	93,969
Other Income (Expense):			
Non-utility activities, at equity	17,972	19,207	16,271
Allowance for equity funds used during construction	1,128	1,986	1,767
Non-operating income	2,560	1,238	1,119
Non-operating expense	(863)	(727)	(927)
Income taxes	(8,524)	(9,010)	(7,300)
Total other income (expense), net of tax	12,273	12,694	10,930
Utility Interest Charges:			
Interest on long-term debt	37,740	39,056	37,789
Allowance for borrowed funds used during construction	(1,135)	(1,438)	(4,910)
Other	3,592	2,986	6,535
Total utility interest charges	40,197	40,604	39,414
Income before Minority Interest in Income of Consolidated Subsidiary	75,182	62,217	65,485
Less Minority Interest in Income of Consolidated Subsidiary	820	—	—
Net Income	$ 74,362	$ 62,217	$ 65,485
Average Shares of Common Stock:			
Basic	33,391	32,763	32,183
Diluted	33,503	32,937	32,420
Earnings Per Share of Common Stock:			
Basic	$ 2.23	$ 1.90	$ 2.03
Diluted	$ 2.22	$ 1.89	$ 2.02

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the Years Ended October 31, 2003, 2002 and 2001

In thousands	2003	2002	2001
Cash Flows from Operating Activities:			
Net income	$ 74,362	$ 62,217	$ 65,485
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	64,161	58,393	53,069
Amortization of investment tax credits	(550)	(556)	(558)
Allowance for funds used during construction	(2,263)	(3,424)	(6,677)
Undistributed earnings from equity investments	(17,972)	(19,207)	(16,271)
Changes in assets and liabilities:			
Restricted cash	1,934	(964)	32,732
Receivables	(32,151)	(11,606)	29,247
Inventories	(34,547)	4,614	588
Other assets	(21,251)	8,054	47,484
Accounts payable	10,597	9,949	(47,169)
Refunds due customers	2,577	(16,050)	(1,204)
Deferred income taxes	45,792	14,104	(8,193)
Other liabilities	8,915	3,402	12,916
Total adjustments	25,242	46,709	95,964
Net cash provided by operating activities	99,604	108,926	161,449
Cash Flows from Investing Activities:			
Utility construction expenditures	(77,935)	(80,112)	(83,536)
Capital contributions to equity investments	(2,224)	(4,492)	(16,929)
Capital distributions from equity investments	10,188	22,143	15,885
Purchase of gas distribution systems	2,153	(26,000)	(6,625)
Purchase of NCNG and EasternNC, net of cash received of $7,185	(450,168)	—	—
Other	(118)	(112)	(361)
Net cash used in investing activities	(518,104)	(88,573)	(91,566)
Cash Flows from Financing Activities:			
Increase (Decrease) in notes payable	63,000	14,500	(67,500)
Increase in commercial paper	445,559	—	—
Proceeds from issuance of long-term debt	—	—	60,000
Retirement of long-term debt	(47,000)	(2,000)	(32,000)
Issuance of common stock through dividend reinvestment and employee stock plans	17,925	18,546	15,389
Dividends paid	(54,912)	(51,909)	(48,909)
Net cash provided by (used in) financing activities	424,572	(20,863)	(73,020)
Net Increase (Decrease) in Cash and Cash Equivalents	6,072	(510)	(3,137)
Cash and Cash Equivalents at Beginning of Year	5,100	5,610	8,747
Cash and Cash Equivalents at End of Year	$ 11,172	$ 5,100	$ 5,610
Cash Paid During the Year for:			
Interest	$ 40,268	$ 39,696	$ 39,977
Income taxes	$ 30,554	$ 34,166	$ 51,430
Noncash Investing and Financing Activities Related to Acquisitions of NCNG and EasternNC:			
Fair value/book value of assets acquired	$ 511,135		
Cash paid	(457,353)		
Adjustment of estimated working capital to actual	2,010		
Liabilities assumed	$ 55,792		

See notes to consolidated financial statements.

Piedmont Natural Gas Company, Inc. and Subsidiaries

For the Years Ended October 31, 2003, 2002 and 2001

In thousands except per share amounts	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, October 31, 2000	$314,230	$213,142	$ —	$527,372
Comprehensive Income:				
Net Income		65,485		65,485
Other comprehensive income:				
Cumulative effect of adoption of Statement 133			209	
Unrealized loss of equity investments hedging activities, net of tax of ($777)			(1,438)	
Reclassification of equity investments hedging activities included in net income, net of tax of ($79)			(148)	(1,377)
Total comprehensive income				64,108
Common Stock Issued	17,808			17,808
Dividends Declared *($1.52 per share)*		(48,909)		(48,909)
Balance, October 31, 2001	332,038	229,718	(1,377)	560,379
Comprehensive Income:				
Net income		62,217		62,217
Other comprehensive income:				
Unrealized loss of equity investments hedging activities, net of tax of ($1,699)			(2,571)	
Reclassification of equity investments hedging activities included in net income, net of tax of $620			965	(1,606)
Total comprehensive income				60,611
Common Stock Issued	20,515			20,515
Dividends Declared *($1.585 per share)*		(51,909)		(51,909)
Balance, October 31, 2002	352,553	240,026	(2,983)	589,596
Comprehensive Income:				
Net income		74,362		74,362
Other comprehensive income:				
Unrealized loss of equity investments hedging activities, net of tax of ($869)			(1,326)	
Reclassification of equity investments hedging activities included in net income, net of tax of $1,553			2,377	1,051
Total comprehensive income				75,413
Common Stock Issued	20,098			20,098
Dividends Declared *($1.645 per share)*		(54,912)		(54,912)
Balance, October 31, 2003	$372,651	$259,476	$(1,932)	$630,195

In thousands	**2003**	2002	2001
Reconciliation of Accumulated Other Comprehensive Income:			
Balance, beginning of year	**$(2,983)**	$ (1,377)	$ —
Cumulative effect of adoption of Statement 133	**—**	—	209
Current year reclassification to net income	**2,377**	965	(148)
Current year change	**(1,326)**	(2,571)	(1,438)
Balance, end of year	**$(1,932)**	$ (2,983)	$ (1,377)

See notes to consolidated financial statements.

Note 1:

Summary of Significant Accounting Policies

A. Operations and Principles of Consolidation.

Piedmont Natural Gas Company, Inc. (Piedmont), is an energy services company primarily engaged in the distribution of natural gas to residential, commercial and industrial customers in the Piedmont and eastern regions of North Carolina, the Piedmont region of South Carolina and the metropolitan Nashville, Tennessee, area. Our subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas and propane marketing, interstate natural gas storage, intrastate natural gas transportation and regulated natural gas distribution. Our utility operations are regulated by three state regulatory commissions. For further information on regulatory matters, see Note 3 to the consolidated financial statements.

The consolidated financial statements reflect the accounts of Piedmont, its wholly owned subsidiaries and its 50% equity investment in Eastern North Carolina Natural Gas Company (EasternNC). Our equity interest in EasternNC is considered to be a controlling interest and we have consolidated EasternNC for presentation in the accompanying consolidated financial statements. EasternNC is a regulated utility that is engaged in the distribution of natural gas to residential, commercial and industrial customers in eastern North Carolina. For further information on EasternNC, see Note 2 to the consolidated financial statements.

Investments in non-utility activities are accounted for under the equity method as we do not have controlling voting interests or otherwise exercise control over the management of such companies. Our ownership interest in each entity is recorded in "Investments in non-utility activities, at equity" in the consolidated balance sheets. Earnings or losses from equity investments are recorded in "Non-utility activities, at equity" in "Other Income (Expense)" in the consolidated statements of income. Revenues and expenses of all other non-utility activities are included in "Non-operating income" in "Other Income (Expense)" in the consolidated statements of income. Significant inter-company transactions have been eliminated in consolidation where appropriate; however, we have not eliminated inter-company profit on sales to affiliates in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting For The Effects of Certain Types of Regulation" (Statement 71).

Effective at the close of business on September 30, 2003, we purchased North Carolina Natural Gas Corporation (NCNG) and an equity interest in EasternNC. For further information on the acquisitions, see Note 2 to the consolidated financial statements. The transactions were accounted for using the purchase method of accounting for business combinations and considering Statement 71. Accordingly, the accompanying consolidated financial statements include the results of NCNG and EasternNC since September 30, 2003.

B. Rate-Regulated Basis of Accounting.

Statement 71 provides that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. In applying Statement 71, we capitalize certain costs and benefits as regulatory assets and liabilities, respectively, pursuant to orders of the state regulatory commissions, either in general rate proceedings or expense deferral proceedings, in order to provide for recovery from or refund to utility customers in future periods.

We monitor the regulatory and competitive environment in which we operate to determine that our regulatory assets continue to be probable of recovery. If we were to determine that all or a portion of these regulatory assets no longer met the criteria for continued application of Statement 71, we would write off that portion which we could not recover, net of any regulatory liabilities which would be deemed no longer necessary. Our reviews have not resulted in any write offs of any regulatory assets or liabilities.

The amounts recorded as regulatory assets and liabilities in the consolidated balance sheets as of October 31, 2003 and 2002, are summarized as follows:

In thousands	2003	2002
Regulatory Assets:		
Unamortized debt expense	$ 3,748	$ 3,841
Environmental costs	5,442	6,153
Demand-side management costs	5,711	6,211
Deferred EasternNC operations and maintenance costs	2,913	—
Deferred NCNG integration costs	3,064	—
Deferred pension and other retirement benefits costs	3,094	542
Other	2,492	2,987
Total	$ 26,464	$19,734
Regulatory Liabilities:		
Asset retirement obligations	$245,879	$ —
Refunds due customers	5,382	15,635
Deferred taxes	12,601	13,013
Environmental liability due customers	3,471	—
Total	$267,333	$28,648

C. Utility Plant and Depreciation.
Utility plant is stated at original cost, including direct labor and materials, allocable overheads and an allowance for borrowed and equity funds used during construction (AFUDC). For the years ended October 31, 2003, 2002 and 2001, AFUDC totaled $2,263,000, $3,424,000 and $6,677,000, respectively. The portion of AFUDC attributable to equity funds is included in "Other Income (Expense)" and the portion attributable to borrowed funds is shown as a reduction of "Utility Interest Charges" in the consolidated statements of income. The costs of property retired are removed from utility plant and charged to accumulated depreciation.

We compute depreciation expense using the straight-line method over a period of 5 to 72 years. The composite weighted-average depreciation rates were 3.61% for 2003, 3.55% for 2002 and 3.45% for 2001.

Effective November 1, 2002, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" (Statement 143), which addresses accounting and reporting for legal asset retirement obligations associated with the retirement of long-lived assets. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred if a reasonable estimate of fair value can be made. We have determined that asset retirement obligations exist for our underground mains and services; however, the fair value of the obligation cannot be determined because the end of the system life is indeterminable.

Depreciation rates for utility plant are approved by our regulatory commissions. In North Carolina, we are required to conduct a depreciation study every five years and propose new depreciation rates for approval. No such five-year requirement exists in South Carolina or Tennessee; however, we periodically propose revised rates in those states based on depreciation studies. The approved depreciation rates are comprised of two components, one based on average service life and one based on cost of removal. Therefore, we accrue estimated costs of removal of long-lived assets through depreciation expense. In connection with the adoption of Statement 143, the cost of removal component of accumulated depreciation, that is, the "non-legal" asset retirement obligations, was reclassified to a regulatory liability "Asset retirement obligations" which totaled $245,879,000 as of October 31, 2003. Prior to adoption, this component was in "accumulated depreciation" and totaled $179,958,000 as of October 31, 2002.

D. Goodwill, Equity Investments and Long-lived Assets.
All of our goodwill is attributable to the regulated utility segment. We evaluate goodwill for impairment annually or more frequently if impairment indicators arise using the present value and invested capital techniques. The present value technique is based on discounted cash flows to estimate fair value. The invested capital technique is based on market multiples of companies that are representative of our peers in the natural gas distribution industry. These calculations are dependent on several subjective factors, including the timing of future cash flows, future growth rates and the discount rate. An impairment charge would be recognized if the carrying value of the reporting unit's goodwill exceeded its fair value. Through October 31, 2003, no impairment has been recognized.

The following presents the balance in goodwill as of October 31, 2002 and 2003, and the changes for the year ended October 31, 2003. For further information on acquisitions, see Note 2 to the consolidated financial statements.

In thousands

Balance as of October 31, 2001	$ —
Acquisition of NCGS	7,109
Balance as of October 31, 2002	7,109
Acquisition adjustment for NCGS	(2)
Acquisition of NCNG	42,150
Acquisition of EasternNC	1,139
Minority interest in EasternNC:	
At acquisition	1,348
Income for the year	(820)
Balance as of October 31, 2003	$50,924

We review for impairment our investments in non-utility activities accounted for under the equity method and our long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Our reviews conducted during 2003 did not result in any impairment charges; however, we did write down our investment in propane marketing activities during 2002. For further information on our equity investments, see Note 10 to the consolidated financial statements.

E. Inventories.
We maintain inventories on the basis of average cost. Cost for gas in storage is defined as the amount recoverable under rate schedules approved by the state regulatory commissions.

F. Deferred Purchased Gas Adjustment.
Rate schedules include purchased gas adjustment provisions that permit the recovery of gas costs. We periodically revise rates without formal rate proceedings to reflect changes in the cost of gas. Charges to cost of gas are based on the amount recoverable under approved rate schedules. The net of any over- or under-recoveries of gas costs are added to or deducted from cost of gas and included in "Refunds due customers" in the consolidated balance sheets.

G. Taxes.
We provide deferred income taxes for differences between the book and tax basis of assets and liabilities, principally attributable to accelerated tax depreciation, equity investments and the timing of the recording of revenues and cost of gas. We amortize deferred investment tax credits to income over the estimated useful life of the related property.

General taxes consist primarily of property taxes, payroll taxes and franchise taxes. Also included to a lesser degree are gross receipts taxes, excise tax on natural gas used by us and a state regulatory fee. Such taxes are not included in revenues and expenses.

H. Operating Revenues.
In the quarter ended January 31, 2003, we performed an analysis of our revenue recognition practices and began recording revenues and cost of gas related to volumes delivered but not yet billed. Recording unbilled revenues changes the timing of revenue recognition from the cycle-billing method to the accrual method which is based on when the service is provided. The effect of the change was to increase net income $5,823,000 and earnings per share $.17 for the year ended October 31, 2003. Prior to 2003, we recognized revenues from meters read on a monthly cycle basis and deferred the cost of gas for volumes delivered but not yet billed.

I. Earnings Per Share.
We compute basic earnings per share using the weighted average number of shares of Common Stock outstanding during each period. A reconciliation of basic and diluted earnings per share for the years ended October 31, 2003, 2002 and 2001, is presented below:

In thousands except per share amounts	**2003**	2002	2001
Net Income	**$74,362**	$62,217	$65,485
Average shares of Common Stock outstanding for basic earnings per share	**33,391**	32,763	32,183
Contingently issuable shares under the Long-Term Incentive Plan	**112**	174	237
Average shares of dilutive stock	**33,503**	32,937	32,420
Earnings Per Share:			
Basic	**$ 2.23**	$ 1.90	$ 2.03
Diluted	**$ 2.22**	$ 1.89	$ 2.02

J. Statement of Cash Flows.
For purposes of reporting cash flows, we consider instruments purchased with an original maturity at date of purchase of three months or less to be cash equivalents.

K. Recently Issued Accounting Standards.
We will adopt FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), in our second quarter ending April 30, 2004. We believe that FIN 46 applies to our equity investments, all of which were acquired prior to February 1, 2003. We have evaluated the impact of FIN 46 on our equity method investments and concluded that we are not the primary beneficiary as we do not absorb a majority of the expected losses nor are we entitled to a majority of the residual returns. Accordingly, we believe the adoption of FIN 46 will not have a material effect on financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised)" (Statement 132). Statement 132 requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. We will adopt Statement 132 in our second quarter beginning February 1, 2004. We believe the adoption of Statement 132 will not have a material effect on financial position or results of operations.

L. Use of Estimates.
We make estimates and assumptions when preparing the consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

M. Reclassifications.
We have reclassified certain financial statement items for 2002 and 2001 to conform with the 2003 presentation.

Note 2:

Acquisitions

Effective at the close of business on September 30, 2003, we purchased for $417,500,000 in cash 100% of the common stock of NCNG from Progress Energy, Inc. (Progress). NCNG, a natural gas distributor, served approximately 176,000 customers in eastern North Carolina, including 57,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock was increased by the amount of NCNG's working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was $32,353,000. The preliminary working capital amount will be adjusted to actual under the terms of the purchase agreement in 2004. NCNG was merged into Piedmont immediately following the closing.

We also purchased for $7,500,000 in cash Progress' equity interest in EasternNC. EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina that previously were not served with natural gas. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14,400,000.

We funded the purchases with short-term debt of $445,266,000 under a commercial paper program which is discussed in Note 6. On December 19, 2003, we sold $200,000,000 of medium-term notes and redeemed a portion of the outstanding commercial paper with the net proceeds.

We recorded the assets purchased at fair value, except for utility plant, franchises and consents and miscellaneous intangible property that were recorded at book value in accordance with Statement 71. Goodwill of $42,150,000 for NCNG and $1,139,000 for EasternNC was recorded in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (Statement 142), and will be subject to impairment analysis in future periods. Substantially all of the goodwill is expected to be deductible for tax purposes. All goodwill was assigned to the utility segment.

The following table summarizes the preliminary purchase price allocation of assets acquired and liabilities assumed as of September 30, 2003.

In thousands	NCNG	EasternNC	Total
Utility plant, net	$381,567	$ 8,952	$390,519
Investments, at equity	5,450	—	5,450
Current assets	60,203	7,723	67,926
Goodwill	42,150	1,139	43,289
Minority interest	—	1,348	1,348
Non-current assets	2,603	—	2,603
Total assets acquired	491,973	19,162	511,135
Current liabilities	(32,879)	(11,646)	(44,525)
Non-current liabilities	(11,251)	(16)	(11,267)
Net assets acquired	$447,843	$ 7,500	$455,343

We are in the process of evaluating and measuring certain assets acquired and liabilities assumed in the acquisition, primarily working capital. The allocation of the purchase price is subject to refinement according to terms specified in the stock purchase agreement and will be completed in 2004.

The primary reasons for these acquisitions are consistent with our strategy of pursuing profitable growth in our core natural gas distribution business in the Southeast. The reasons for the acquisitions and the factors that contributed to the goodwill include:

- A reasonable purchase price slightly above book value,
- The prospect of entering a market contiguous to our existing North Carolina service areas where, as a combined company, we could realize on-going system benefits,
- The prospect of acquiring an operation that could be integrated into our existing business systems and processes, and
- The opportunity to grow within a regulatory environment with which we are familiar.

Our consolidated results of operations for 2003 include the operations of NCNG and EasternNC since September 30, 2003. The following information for the years ended October 31, 2003 and 2002, is provided on an unaudited pro forma basis, assuming the acquisitions and the related permanent financing had occurred as of November 1, 2001:

In thousands, except per share amounts	2003	2002
Operating revenues	$1,581,849	$1,145,958
Income from continuing operations	76,808	67,967
Net income	76,808	67,967
Earnings per share	$ 2.03	$ 1.82

This unaudited pro forma information is not necessarily indicative of the results of operations had the acquisitions actually occurred at the beginning of our fiscal year 2002, nor is it indicative of future results.

Effective September 30, 2002, we purchased for $26,000,000 in cash substantially all of the natural gas distribution assets and certain of the liabilities of North Carolina Gas Service (NCGS), a division of NUI Utilities, Inc. The initial purchase price was reduced by $2,153,000 in 2003 due to adjusting estimated working capital to actual. Final determination of the purchase price allocation resulted in goodwill of $7,107,000. The transaction added 14,000 customers to our distribution system in the counties of Rockingham and Stokes, North Carolina.

Effective January 1, 2001, we purchased for cash the natural gas distribution assets of Atmos Energy Corporation located in the city of Gaffney and portions of Cherokee County, South Carolina. The acquisition was at book value of $6,625,000 and added 5,400 customers to our operations.

Note 3:

Regulatory Matters

Our utility operations are subject to regulation by the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA) as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also subject to regulation by the NCUC as to the issuance of securities. The utility operations of EasternNC are subject to regulation by the NCUC.

In 1996, the NCUC ordered us to establish an expansion fund to enable the extension of natural gas service into unserved areas of the state. The expansion fund was funded with supplier refunds, plus investment income earned, that would otherwise be refunded to customers. In accordance with an NCUC order in 2002, we no longer deposit such refunds in the expansion fund. As of October 31, 2003, the balance of $6,094,000 in our expansion fund held by the state is included in "Restricted cash" with an offsetting liability included in "Refunds due customers" in the consolidated balance sheets.

In 2002, the PSCSC approved a gas cost hedging plan for the purpose of cost stabilization for customers. This plan is limited to 60% of our annual normalized sales volumes for South Carolina and operates off of historical pricing indices that are tied to future projected gas prices as traded on a national exchange. All properly accounted for costs incurred in accordance with the plan, except for certain personnel and administrative costs that are recovered in rates as operations and maintenance expenses, are deemed to be prudently incurred and are recovered in rates as a gas cost. We began hedging activities in April 2002 under the approved program.

Effective November 1, 2002, we implemented a hedging program in North Carolina under the terms of a generic order issued by the NCUC on February 26, 2002, as later clarified by a Piedmont-specific order dated October 18. This plan is limited to 60% of the annual normalized sales volumes for North Carolina and operates off of pricing indices that are tied to future projected gas prices as traded on a national exchange. We believe the plan is designed with limited subjective discretion in making purchases with little or no risk of speculation in the market. Prudently incurred gas costs associated with the hedging program are not pre-approved by the NCUC but are treated as gas costs subject to the annual gas cost prudency review based on information available at the time of the hedge, not at the time of the prudency review. Through October 31, 2003, we have recovered 100% of gas costs subject to prudency review.

On October 28, 2002, the NCUC issued an order approving an annual revenue increase of $13,889,000, effective November 1, 2002. This order also approved changes in cost allocations and rate design and changes in tariffs and service regulations.

On October 29, 2002, the PSCSC issued an order approving an annual revenue increase of $8,381,000, effective November 1, 2002. This order also approved new depreciation rates and changes in cost allocations and rate design and changes in tariffs and service regulations.

On March 31, 2003, NCNG filed an application with the NCUC requesting an increase in rates and charges along with changes in cost allocations and rate design and changes in tariffs and service regulations. On September 2, a settlement agreement supported by all parties in the proceeding was filed with the NCUC. The agreement provided for, among other things, an annual increase in NCNG's regulatory margin of $29,444,000. The NCUC issued an order in accordance with the agreement on October 30, effective November 1, 2003.

On April 29, 2003, we filed an application with the TRA requesting an annual increase in revenues along with changes in cost allocations and rate design and changes in tariffs and service regulations. On September 9, a settlement agreement with the Tennessee Consumer Advocate was filed with the TRA that, among other things, increased revenues by $10,300,000 annually. On September 22, the TRA approved the settlement agreement and authorized increased rates, effective November 1, 2003.

On October 27, 2003, we filed a joint motion for clarification of the right of EasternNC to defer and collect its operations and maintenance expenses under prior NCUC orders. As part of EasternNC's certificate authorization, the NCUC recognized that EasternNC would not have a sufficient customer base from which to immediately collect its operations and maintenance expenses. The NCUC allowed EasternNC to defer its operations and maintenance expenses for up to eight years or until the first rate case order. The NCUC set the cap on deferred expenses at $15,000,000. On December 1, 2003, the NCUC confirmed that these deferred expenses should be treated as a regulatory asset for future recovery from customers to the extent they are deemed prudent and proper. Operations and maintenance costs totaling $2,913,000, including those expensed prior to September 30, 2003, have been deferred as a regulatory asset.

Note 4:

Long-Term Debt

All of our long-term debt is unsecured. Long-term debt as of October 31, 2003 and 2002, is summarized as follows:

In thousands	**2003**	2002
Senior Notes:		
10.06%, due 2004	**$ 2,000**	$ 4,000
9.44%, due 2006	**35,000**	35,000
8.51%, due 2017	**35,000**	35,000
Medium-Term Notes:		
6.23%, due 2003	**—**	45,000
7.35%, due 2009	**30,000**	30,000
7.80%, due 2010	**60,000**	60,000
6.55%, due 2011	**60,000**	60,000
6.87%, due 2023	**45,000**	45,000
8.45%, due 2024	**40,000**	40,000
7.40%, due 2025	**55,000**	55,000
7.50%, due 2026	**40,000**	40,000
7.95%, due 2029	**60,000**	60,000
Total	**462,000**	509,000
Less current maturities	**2,000**	47,000
Total	**$460,000**	$462,000

Annual sinking fund requirements and maturities over the next five years are $2,000,000 in 2004, zero in 2005, $35,000,000 in 2006 and zero in 2007 and 2008.

On December 19, 2003, we sold $100,000,000 of 5% and $100,000,000 of 6% medium-term notes available under a shelf registration filed with the Securities and Exchange Commission. The 5% note due 2013 and the 6% note due 2033 are each to be redeemed in a single payment at maturity.

The amount of cash dividends that may be paid on Common Stock is restricted by provisions contained in our note agreements under which long-term debt was issued, with those for the senior notes being the most restrictive. We cannot pay or declare any dividends or make any other distribution on any class of stock or make any investments in subsidiaries or permit any subsidiary to do any of the above (all of the foregoing being "restricted payments") except out of net earnings available for restricted payments. As of October 31, 2003, net earnings available for restricted payments were $352,389,000. Retained earnings as of this date were $259,476,000; therefore, none of our retained earnings were restricted.

We are subject to default provisions related to our long-term debt. The default provisions of our senior notes are:

- Failure to make principal, interest or sinking fund payments,
- Interest coverage of 1.75 times,
- Total debt cannot exceed 70% of total capitalization,
- Funded debt of all subsidiaries in the aggregate cannot exceed 15% of total company capitalization,
- Failure to make payments on any capitalized lease obligation,
- Bankruptcy, liquidation or insolvency, and
- Final judgment against us in excess of $1 million that after 60 days is not discharged, satisfied or stayed pending appeal.

The default provisions of our medium-term notes are:

- Failure to make principal, interest or sinking fund payments,
- Failure after the receipt of a 90-day notice to observe or perform for any covenant or agreement on the part of Piedmont in the notes or in the indenture under which the notes were issued, and
- Bankruptcy, liquidation or insolvency.

Failure to satisfy any of the default provisions results in total outstanding issues of debt becoming due. There are cross default provisions in all debt agreements. Based upon our calculations, we met the default provisions as of October 31, 2003.

Note 5:

Capital Stock

Changes in Common Stock for the years ended October 31, 2001, 2002 and 2003, are summarized as follows:

In thousands	Shares	Amount
Balance, October 31, 2000	31,914	$314,230
Issued to participants in the Employee Stock Purchase Plan (ESPP)	16	476
Issued to the Dividend Reinvestment and Stock Purchase Plan (DRIP)	461	14,913
Issued to participants in the Long-Term Incentive Plan (LTIP)	72	2,419
Balance, October 31, 2001	32,463	332,038
Issued to ESPP	16	507
Issued to DRIP	546	18,039
Issued to LTIP	65	1,969
Balance, October 31, 2002	33,090	352,553
Issued to ESPP	17	550
Issued to DRIP	484	17,375
Issued to LTIP	64	2,173
Balance, October 31, 2003	33,655	$372,651

As of October 31, 2003, 2,910,000 shares of Common Stock were reserved for issuance as follows:

ESPP	132,000
DRIP	2,089,000
LTIP	689,000
Total	2,910,000

Note 6:

Financial Instruments and Related Fair Value

Various banks provide lines of credit totaling $200,000,000 on a fee basis to finance current cash requirements. We have additional uncommitted lines of credit totaling $68,000,000 on a no fee and as needed, if available, basis. Short-term borrowings under the lines, with maturity dates of less than 90 days, include LIBOR cost-plus loans, transactional borrowings and overnight cost-plus loans based on the lending bank's cost of money, with a maximum rate of the lending bank's commercial prime interest rate.

In addition to these bank lines of credit, we also have a commercial paper program. This program was put in place to provide for the temporary financing of our acquisitions of NCNG and the equity interest in EasternNC. We can issue up to $450,000,000 in unsecured promissory notes that are backed by a $450,000,000 credit agreement expiring June 22, 2004. The notes issued under this program on September 29, 2003, were sold at a discount from face values at LIBOR cost-plus rates with maturities ranging from 1 to 30 days. On December 19, 2003, we sold $200,000,000 of long-term debt. The net proceeds of $198,334,000 were used to redeem commercial paper. For further information on long-term debt, see Note 4 to the consolidated financial statements.

As of October 31, 2003, outstanding borrowings under the lines of credit are included in "Notes payable" in the consolidated balance sheets and consisted of $109,500,000 in LIBOR cost-plus loans at a weighted average interest rate of 1.58%. As of October 31, 2003, outstanding borrowings under the commercial paper program were $445,559,000 at a weighted average interest rate of 1.16%.

Our principal business activity is the distribution of natural gas. As of October 31, 2003, gas receivables were $51,227,000 and other receivables were $7,435,000, net of an allowance for doubtful accounts of $2,743,000. We believe that we have provided an adequate allowance for any receivables which may not be ultimately collected.

The carrying amounts in the consolidated balance sheets of cash and cash equivalents, restricted cash, receivables, notes payable and accounts payable approximate their fair values due to the short-term nature of these financial instruments. Based on quoted market prices of similar issues having the same remaining maturities, redemption terms and credit ratings, the estimated fair value amounts of long-term debt as of October 31, 2003 and 2002, including current portion, were as follows:

	2003		2002	
In thousands	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Long-term debt	**$462,000**	**$506,882**	$509,000	$589,503

The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The fair value amounts do not reflect principal amounts that we will ultimately be required to pay.

We purchase natural gas for our regulated operations for resale under tariffs approved by the state regulatory commissions having jurisdiction over the service area where the customer is located. We recover the cost of gas purchased for regulated operations through purchased gas cost recovery mechanisms. We structure the pricing, quantity and term provisions of our gas supply contracts to maximize flexibility and minimize cost and risk for our customers. We have a management-level Energy Risk Management Committee that monitors risks in accordance with our risk management policies.

During the year ended October 31, 2003, we purchased and sold financial options for natural gas for our Tennessee gas purchase portfolio. As of October 31, 2003, we had forward positions for December 2003 through March 2004. The cost of these options and all other gas costs incurred are components of and are recovered under the guidelines of the Tennessee Incentive Plan. This plan establishes an incentive-sharing mechanism based on differences in the actual cost of gas purchased and benchmark amounts determined by published market indices. These differences, after applying a monthly 1% positive or negative deadband, together with margin from marketing transportation and capacity in the secondary market and margin from secondary market sales of gas, are subject to an overall annual cap of $1,600,000 for shareholder gains or losses. The net gains or losses on gas costs within the deadband (99% to 101% of the benchmark) are not subject to sharing under the plan and are allocated to customers. Any net gains or losses on gas costs outside the deadband are combined with capacity management benefits and shared between customers and shareholders, subject to the annual cap. The net overall annual performance results are collected from or refunded to customers, subject to the cap.

During the year ended October 31, 2003, we purchased and sold financial options for natural gas for our South Carolina gas purchase portfolio. As of October 31, 2003, we had forward positions for December 2003 through March 2004. The costs of these options are pre-approved by the PSCSC for recovery from customers subject to our following the provisions of the gas cost hedging plan. The hedging program uses a matrix of historic, inflation-adjusted gas prices over the past four years plus the current season, with a heavier weighting on current data, as the basis for determining the purchase of financial instruments. The hedging portfolio is diversified over a rolling 24 months with a short-term focus (one to 12 months) and a long-term focus (13 to 24 months). Hedges are executed within the parameters of the matrix compared with NYMEX monthly prices as reviewed on a daily basis. We believe the plan is very structured in composition and designed to limit subjective discretion in making hedging decisions.

During the year ended October 31, 2003, we purchased and sold financial options for natural gas for our North Carolina gas purchase portfolio. As of October 31, 2003, we had forward positions for December 2003 through March 2004. The operation of the hedging program is identical to that of the South Carolina hedging program.

There is no income statement impact of the North Carolina and South Carolina programs as all costs and related gain or loss amounts are passed through to customers under regulatory gas cost recovery mechanisms and are recorded in "Refunds due customers," a regulatory liability. We mark the derivative instruments to market under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), with a corresponding entry to "Refunds due customers." As of October 31, 2003, the amount in "Refunds due customers" is net of $6,300,000 due from customers for the costs of the North Carolina and South Carolina hedging programs and the related mark-to-market adjustments.

Note 7:

Leases

We lease certain buildings, land and equipment for use in our operations under noncancelable capital and operating leases. EasternNC leases one of its primary real properties under a noncancelable operating lease that expires in July 2007, and EasternNC has capital leases for equipment.

For the years ended October 31, 2003, 2002 and 2001, operating lease rentals totaled $4,543,000, $4,520,000 and $4,400,000, respectively.

Future minimum lease obligations, excluding taxes and other expenses, for leases in effect as of October 31, 2003, are payable as follows:

In thousands	Capital Leases	Operating Leases
2004	$14	$ 4,786
2005	—	4,024
2006	—	2,775
2007	—	1,797
2008	—	1,122
Thereafter	—	2,519
Total minimum obligations	14	$17,023
Less amount representing interest	—	
Present value of net minimum obligations	14	
Less current portion	14	
Long-term portion	$—	

Note 8:

Employee Benefit Plans

We have a defined-benefit pension plan for the benefit of eligible full-time employees. An employee becomes eligible on the January 1 or July 1 following either the date on which he or she attains age 30 or attains age 21 and completes 1,000 hours of service during the 12-month period commencing on the employment date. Plan benefits are generally based on credited years of service and the level of compensation during the five consecutive years of the last ten years prior to retirement during which the participant received the highest compensation. Our policy is to fund the plan in an amount not in excess of the amount that is deductible for income tax purposes. Plan assets consist primarily of marketable securities and cash equivalents. We amend the plan from time to time in accordance with changes in tax law.

We provide certain postretirement health care and life insurance benefits to eligible full-time employees. Employees are first eligible to retire and receive these benefits at age 55 with ten or more years of service after the age of 45. The liability associated with such benefits is funded in irrevocable trust funds that can only be used to pay the benefits.

In connection with the acquisition of NCNG discussed in Note 2 to the consolidated financial statements, we acquired pension and other postretirement benefit obligations (OPEB) related to former employees of NCNG. Cash equal to the liability for the pension benefits, estimated to be $34,481,000 as of October 31, 2003, will be transferred from Progress in 2004 and is expected to be maintained in a separate "frozen" plan for the next several years. The transferred active pension plan participants began accruing benefits under the Piedmont pension plan as of October 1, 2003. As of October 31, 2003, the estimated OPEB obligation of $9,718,000 for former employees of NCNG is included in "Other" in "Deferred Credits and Other Liabilities" in the consolidated balance sheets. There are no assets attributable to this liability to be transferred from Progress.

A reconciliation of changes in the plans' benefit obligations and fair value of assets for the years ended October 31, 2003 and 2002, and a statement of the funded status as recorded in the consolidated balance sheets as of October 31, 2003 and 2002, are presented below:

	2003	2002	2003	2002
In thousands	Pension Benefits		Other Benefits	
Change in benefit obligation:				
Obligation at beginning of year	$149,693	$148,011	$ 25,632	$ 24,987
Obligation of NCNG at date of acquisition	—	—	9,718	—
Service cost	6,060	5,456	808	542
Interest cost	10,114	9,729	2,128	1,696
Plan amendments	—	2,474	5,894	—
Actuarial (gain) loss	7,544	(9,031)	1,844	524
Benefit payments	(8,160)	(6,946)	(2,344)	(2,117)
Recognized liabilities of the NCNG plan	34,481	—	—	—
Obligation at end of year	$199,732	$149,693	$ 43,680	$ 25,632
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$125,056	$135,981	$ 11,311	$ 11,210
Actual return (loss) on plan assets	11,765	(3,979)	379	88
Employer contributions	979	—	2,590	1,721
Administrative expenses	(290)	—	—	—
Recognized assets of the NCNG Plan	34,481	—	—	—
Benefit payments	(8,160)	(6,946)	(1,841)	(1,708)
Fair value of plan assets at end of year	$163,831	$125,056	$ 12,439	$ 11,311
Funded status:				
Funded status at end of year	$ (35,901)	$ (24,637)	$(31,241)	$(14,321)
Unrecognized transition obligation	—	13	8,791	9,670
Unrecognized prior-service cost	7,160	8,092	5,035	—
Unrecognized actuarial gain (loss)	20,853	10,570	6,275	4,192
Accrued benefit liability	$ (7,888)	$ (5,962)	$(11,140)	$ (459)

Net periodic benefit cost for the years ended October 31, 2003, 2002 and 2001, includes the following components:

	2003	2002	2001	2003	2002	2001
In thousands	Pension Benefits			Other Benefits		
Service cost	$ 6,060	$ 5,456	$ 4,890	$ 808	$ 542	$ 573
Interest cost	10,114	9,729	9,278	2,128	1,696	1,636
Expected return on plan assets	(13,375)	(14,976)	(14,359)	(817)	(913)	(839)
Amortization of transition obligation	14	14	14	879	879	879
Amortization of prior-service cost	931	903	762	859	—	—
Amortization of actuarial (gain) loss	(840)	(872)	(1,781)	198	46	—
Net periodic benefit cost	$ 2,904	$ 254	$ (1,196)	$4,055	$2,250	$2,249

In determining the market-related value of plan assets, we use the following methodology. Each year, the asset gain or loss is determined by comparing the fund's actual return to the expected return, based on the disclosed expected return on investment assumption. Each year's asset gain or loss is then recognized ratably over a five-year period. Thus, the market-related value of assets as of the balance sheet date is determined by adjusting the market value of assets by the portion of the prior five years' gains or losses that has not yet been recognized. This method has been applied consistently in all years presented. The discount rate can vary from plan year to plan year. October 31 is the measurement date for the plans. The benchmark consistently used in determining the discount rate is Moody's AA bond index (adjusted to be an equivalent annual rate), plus no more than 25 basis points. As of October 31, 2003, the benchmark was 6.20%.

We amortize unrecognized prior-service cost over the average remaining service period for active employees. We amortize the unrecognized transition obligation over the average remaining service period for active employees expected to receive benefits under the plan as of the date of transition. We amortize gains and losses in excess of

10% of the greater of the benefit obligation and the market-related value of assets over the average remaining service period of active employees. The method of amortization in all cases is straight-line.

The weighted average assumptions used in the measurement of the benefit obligation as of October 31, 2003, 2002 and 2001, are presented below:

	2003	2002	2001	**2003**	2002	2001
	Pension Benefits			Other Benefits		
Discount rate	**6.25%**	7.00%	6.75%	**6.25%**	7.00%	7.00%
Expected long-term rate of return on plan assets	**8.50%**	9.50%	9.50%	**8.50%**	9.50%	9.25%
Rate of compensation increase	**3.97%**	3.97%	4.75%	**3.97%**	3.97%	4.50%

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the medical plans for participants aged less than 65 are 10% for 2003, declining gradually to 5% in 2010 and remaining at that level thereafter. For those participants aged greater than 65, the assumed health care cost trend rates are 13% for 2003, declining gradually to 5% in 2012 and remaining at that level thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. A change of 1% in the assumed health care cost trend rates would have the following effects:

In thousands	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost for the year ended October 31, 2003	$ 123	$ (114)
Effect on the health care component of the accumulated postretirement benefit obligation as of October 31, 2003	$1,985	$(1,713)

We maintain salary investment plans which are profit-sharing plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Tax Code), which include qualified cash or deferred arrangements under Tax Code Section 401(k). Employees who have completed six months of service are eligible to participate. Participants may defer a portion of their base salary to the plans and we match a portion of their contributions. For the years ended October 31, 2003, 2002 and 2001, our matching contributions totaled $2,315,000, $2,244,000 and $2,189,000, respectively. All contributions vest immediately. There are numerous investment options available to enable participants to diversify their accounts. Participants may invest in Piedmont stock up to a maximum of 20% of their account.

Note 9:

Income Taxes

The components of income tax expense for the years ended October 31, 2003, 2002 and 2001, are as follows:

	2003		2002		2001	
In thousands	**Federal**	**State**	Federal	State	Federal	State
Income taxes charged to operations:						
Current	**$ (4,581)**	**$ (959)**	$15,482	$4,410	$23,959	$4,558
Deferred	**38,252**	**7,931**	10,711	737	4,933	1,683
Amortization of investment tax credits	**(550)**	**—**	(556)	—	(558)	—
Total	**33,121**	**6,972**	25,637	5,147	28,334	6,241
Income taxes charged to other income:						
Current	**7,685**	**1,561**	5,424	952	4,685	1,036
Deferred	**(623)**	**(99)**	2,174	460	1,299	280
Total	**7,062**	**1,462**	7,598	1,412	5,984	1,316
Total income tax expense	**$40,183**	**$8,434**	$33,235	$6,559	$34,318	$7,557

A reconciliation of income tax expense at the federal statutory rate to recorded income tax expense for the years ended October 31, 2003, 2002 and 2001, is as follows:

In thousands	**2003**	2002	2001
Federal taxes at 35%	**$43,043**	$35,704	$37,576
State income taxes, net of federal benefit	**5,482**	4,263	4,912
Amortization of investment tax credits	**(550)**	(556)	(558)
Other, net	**642**	383	(55)
Total income tax expense	**$48,617**	$39,794	$41,875

As of October 31, 2003 and 2002, deferred income taxes consisted of the following temporary differences:

In thousands	**2003**	2002
Utility plant	**$178,133**	$151,584
Equity investments	**17,369**	16,648
Revenues and cost of gas	**25,035**	5,172
Other, net	**(15,085)**	(13,745)
Net deferred income taxes	**$205,452**	$159,659

As of October 31, 2003 and 2002, total deferred income tax liabilities were $217,476,000 and $169,918,000 and total deferred income tax assets were $12,024,000 and $10,259,000, respectively.

We are currently under audit by the Internal Revenue Service for the year ended October 31, 2001. We are not aware of any potential tax issues that would materially affect financial position. Although the ultimate outcome of the audit and the final impact cannot be predicted with certainty, we believe that the resolution of the audit will not have a material adverse effect on financial position.

Note 10:

Equity Investments

The consolidated financial statements include the accounts of wholly owned subsidiaries whose investments in joint venture, energy-related businesses are accounted for under the equity method. Piedmont Greenbrier Pipeline Company, LLC, is a wholly owned subsidiary of Piedmont Natural Gas Company. Another wholly owned subsidiary of Piedmont Natural Gas Company, Piedmont Energy Partners, Inc., is a holding company for certain other wholly owned subsidiaries. These subsidiaries include Piedmont Intrastate Pipeline Company, Piedmont Interstate Pipeline Company, Piedmont Propane Company and Piedmont Energy Company. Our ownership interest in each entity is recorded in "Investments in non-utility activities, at equity" in the consolidated balance sheets. Earnings or losses from equity investments are recorded in "Non-utility activities, at equity" in "Other Income (Expense)" in the consolidated statements of income.

As of October 31, 2003, the amount of our retained earnings that represents undistributed earnings of 50% or less owned entities accounted for by the equity method was $23,056,000.

Piedmont Intrastate Pipeline Company

Piedmont Intrastate Pipeline Company owns 21.48% of the membership interests in Cardinal Pipeline Company, L.L.C., a North Carolina limited liability company. With the acquisition of NCNG, we acquired an additional 5.03% interest in Cardinal over our previous interest of 16.45%. The other members are subsidiaries of The Williams Companies, Inc., and SCANA Corporation. Cardinal owns and operates an intrastate natural gas pipeline in North Carolina and is regulated by the NCUC. Cardinal has firm service agreements with local distribution companies, including Piedmont, for 100% of the firm transportation capacity on the pipeline. Cardinal is dependent on the Williams-Transco pipeline system to deliver gas into its system for service to its customers. Cardinal's long-term debt is secured by Cardinal's assets and by each member's equity investment in Cardinal.

We have related party transactions with Cardinal as a transportation customer. We record in cost of gas the transportation costs charged by Cardinal. For the years ended October 31, 2003, 2002 and 2001, these gas costs were $1,713,000, $1,475,000 and $1,475,000, respectively. As of October 31, 2003 and 2002, we owed Cardinal $394,000 and $123,000, respectively.

Summarized unaudited financial information provided to us by Cardinal for 100% of Cardinal as of and for the twelve months ended September 30, 2003, 2002 and 2001, is presented below.

In thousands	**2003**	2002	2001
Current assets	**$ 9,218**	$11,339	$ 7,988
Non-current assets	**93,333**	95,256	97,897
Current liabilities	**4,054**	5,416	3,187
Non-current liabilities	**41,280**	43,200	45,120
Revenues	**16,880**	17,124	17,124
Gross profit	**16,880**	17,124	17,124
Income before income taxes	**9,211**	9,401	10,005

Piedmont Interstate Pipeline Company

Piedmont Interstate Pipeline Company owns 40.0587% of the membership interests in Pine Needle LNG Company, L.L.C., a North Carolina limited liability company. With the acquisition of NCNG, we acquired an additional 5.0587% interest in Pine Needle over our previous interest of 35%. The other members are subsidiaries of The Williams Companies, Inc., SCANA Corporation and Amerada Hess Corporation, and the Municipal Gas Authority of Georgia. Pine Needle owns an interstate liquefied natural gas (LNG) storage facility in North Carolina and is regulated by the Federal Energy Regulatory Commission (FERC). Storage capacity of the facility is fully subscribed under firm service agreements with customers. We subscribe to approximately 64% of this capacity to provide gas for peak-use periods when demand is the highest. Pine Needle enters into interest-rate swap agreements to modify the interest characteristics of its long-term debt. Movements in the mark-to-market value of these agreements are recorded in "Accumulated other comprehensive income" in the consolidated balance sheets as a hedge under Statement 133. Pine Needle's long-term debt is secured by Pine Needle's assets and by each member's equity investment in Pine Needle.

We have related party transactions with Pine Needle as a customer. We record in cost of gas the storage costs charged by Pine Needle. For the years ended October 31, 2003, 2002 and 2001, these gas costs were $10,649,000, $10,898,000 and $11,266,000, respectively. As of October 31, 2003 and 2002, we owed Pine Needle $1,033,000 and $895,000, respectively.

Summarized unaudited financial information provided to us by Pine Needle for 100% of Pine Needle as of and for the twelve months ended September 30, 2003, 2002 and 2001, is presented below.

In thousands	2003	2002	2001
Current assets	**$11,931**	$12,662	$ 10,494
Non-current assets	**97,425**	98,309	101,060
Current liabilities	**9,088**	6,495	3,375
Non-current liabilities	**50,759**	55,856	55,908
Revenues	**20,013**	20,253	20,271
Gross profit	**20,013**	20,253	20,271
Income before income taxes	**9,320**	10,357	10,916

Piedmont Propane Company

Piedmont Propane Company owns 20.69% of the membership interests in US Propane, L.P. The other members are subsidiaries of TECO Energy, Inc., AGL Resources, Inc., and Atmos Energy Corporation. US Propane owns all of the general partnership interest and approximately 26% of the limited partnership interest in Heritage Propane Partners, L.P. (Heritage Propane), a marketer of propane through a nationwide retail distribution network. Heritage Propane utilizes hedging transactions to provide protection against significant fluctuations in prices. Movements in the mark-to-market value of these agreements are recorded in "Accumulated other comprehensive income" in the consolidated balance sheets as a hedge under Statement 133 and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (Statement 149). Heritage Propane also buys and sells financial instruments for trading purposes through a wholly owned subsidiary. Financial instruments utilized in connection with the liquids marketing activity are accounted for using the mark-to-market method of accounting.

In July 2002, we recorded a pre-tax loss in value of $1,366,000 on our investment in US Propane due to an other than temporary decline in the value of the general partnership interest in Heritage Propane. This other than temporary loss was calculated based on estimated future cash flow projections that reflect actual and projected customer growth assumptions for Heritage Propane.

The limited partnership agreement of US Propane requires that in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. Under the agreement, our maximum capital account restoration is $10,000,000. As of October 31, 2003, our capital account was positive.

On November 7, 2003, we, along with the other members of US Propane, entered into an agreement to sell the general and limited partnership interests in Heritage Propane to a third party for $130,000,000. Our share of the sales proceeds is expected to be $26,897,000. In connection with the sale, US Propane will retain approximately 180,000 common units of Heritage Propane for ultimate distribution to US Propane's members. Subject to regulatory approvals and financing conditions, closing is expected to occur in January 2004.

Summarized audited financial information for Heritage Propane for 100% of Heritage Propane as of and for its fiscal years ended August 31, 2003, 2002 and 2001, is presented below.

In thousands	2003	2002	2001
Current assets	**$ 94,138**	$ 95,387	$138,263
Non-current assets	**644,701**	621,877	619,904
Current liabilities	**151,027**	122,069	127,655
Non-current liabilities	**360,762**	420,021	423,748
Minority interest	**4,002**	3,564	5,350
Revenues	**571,476**	462,325	543,975
Gross profit	**274,320**	224,140	237,419
Income before income taxes	**32,165**	4,902	19,710

Piedmont Energy Company

Piedmont Energy Company owns 30% of the membership interests in SouthStar Energy Services LLC, a Delaware limited liability company. The remaining non-controlling 70% interest is owned by a subsidiary of AGL Resources, Inc. Key governance provisions in the LLC agreement require unanimous approval of the members. SouthStar sells natural gas to residential, commercial and industrial customers in the southeastern United States; however, SouthStar conducts most of its business in the unregulated retail gas market in Georgia.

The Operating Policy of SouthStar contains a provision for the disproportionate sharing of earnings in excess of a threshold per annum, cumulative pre-tax return of 17%. This threshold is not reached until all prior period losses are recovered. Earnings below the 17% return threshold are allocated to members based on their ownership percentages. Earnings above the threshold are allocated at various percentages based on actual margin generated in four defined geographic service areas. The earnings test is based on SouthStar's fiscal year ending December 31. As of October 31, 2003 and 2002, we recognized as equity earnings only the amounts that we believe have been earned as the calculation methodologies and interpretations of the Operating Policy that impact the members' disproportionate earnings sharing percentages had not been agreed to by the members. Accordingly, we recorded pre-tax earnings from SouthStar for the years ended October 31, 2003 and 2002, at overall percentages of 20% and 24%, respectively.

On December 31, 2003, we entered into an agreement in principle with the other member of SouthStar that addressed a number of matters under the LLC Agreement and the Operating Policy, including the resolution of certain disproportionate sharing issues. Based on this agreement in principle and consistent with the understandings reached by the members that are yet to be documented, we estimate that we will record an increase in pre-tax earnings from SouthStar of $2,491,000 in the first quarter of our fiscal year 2004.

SouthStar utilizes financial contracts to hedge the variable cash flows associated with changes in the price of natural gas. These financial contracts, in the form of futures, options and swaps, are considered to be derivatives and fair value is based on selected market indices. Those derivative transactions that qualify as cash flow hedges are reflected in SouthStar's balance sheet at the fair values of the open positions, with the corresponding unrealized gain or loss included in "Accumulated other comprehensive income" under Statement 133 and Statement 149. Those derivative transactions that are not designated as hedges are reflected in SouthStar's balance sheet with the corresponding unrealized gain or loss included in cost of sales in SouthStar's income statement. SouthStar does not enter into or hold derivatives for trading or speculative purposes. SouthStar also enters into weather derivative contracts for hedging purposes in order to preserve margins in the event of warmer-than-normal weather in the winter months. These contracts are accounted for using the intrinsic value method under the guidelines of Emerging Issues Task Force Issue No. 99-2, "Accounting for Weather Derivatives."

Atlanta Gas Light Company (AGLC), under the terms of its tariffs with the Georgia Public Service Commission, has required SouthStar's members to guarantee SouthStar's ability to pay AGLC's fees for local delivery service. Piedmont Energy Company, through its parent Piedmont Energy Partners, has guaranteed its 30% share of SouthStar's obligation with AGLC with a letter of credit with a bank in the amount of $15,000,000 that expires on July 30, 2004. On November 25, 2003, Piedmont Energy Company increased its guarantee with an additional letter of credit of $3,108,000 that expires on August 4, 2004.

We have related party transactions with SouthStar which purchases wholesale gas supplies from us. For the years ended October 31, 2003, 2002 and 2001, such operating revenues totaled $898,000, $10,744,000 and $12,192,000, respectively. As of October 31, 2003 and 2002, SouthStar owed us $1,000 and $1,162,000, respectively.

Summarized unaudited financial information provided to us by SouthStar for 100% of SouthStar as of and for the twelve months ended September 30, 2003, 2002 and 2001, is presented below.

In thousands	**2003**	2002	2001
Current assets	**$168,302**	$134,113	$140,125
Non-current assets	**1,099**	1,228	2,688
Current liabilities	**48,568**	61,990	33,891
Non-current liabilities	**—**	—	35,464
Revenues	**727,871**	606,191	817,687
Gross profit	**99,618**	124,315	117,306
Income before income taxes	**55,805**	54,308	23,708

Piedmont Greenbrier Pipeline Company

As of October 31, 2003, Piedmont Greenbrier Pipeline Company, LLC, owned 33% of the membership interests in Greenbrier Pipeline Company, LLC (Greenbrier). The other member was a subsidiary of Dominion Resources, Inc. Greenbrier was formed to build an interstate gas pipeline from West Virginia to North Carolina. On November 6, 2003, we sold our interest in Greenbrier to Dominion Resources for our book value of $9,199,000.

Summarized unaudited financial information provided to us by Greenbrier for 100% of Greenbrier as of and for the twelve months ended September 30, 2003, 2002 and 2001, is presented below.

In thousands	2003	2002	2001
Current assets	$ 305	$ 2,501	$2,343
Non-current assets	27,702	18,684	—
Current liabilities	130	380	—
Non-current liabilities	—	—	—
Revenues	2	—	—
Gross profit	2	—	—
Income before income taxes	380	317	—

Note 11:

Business Segments

Due to organizational changes, largely resulting from the acquisitions of NCNG and the equity interest in EasternNC, we redefined our reportable business segments effective October 1, 2003. Based on products and services, regulatory environments and our current corporate organization and business decision-making activities, we have two reportable business segments, regulated utility and non-utility activities. Operations of our regulated utility segment are conducted by the parent company and by EasternNC. Operations of our non-utility activities segment comprise all of our other ventures. These operations are primarily conducted by Piedmont Intrastate Pipeline Company, Piedmont Interstate Pipeline Company, Piedmont Energy Company, Piedmont Propane Company and Piedmont Greenbrier Pipeline Company. We have restated all prior periods presented to reflect the change in reportable segments.

Operations of the regulated utility segment are reflected in operating income in the consolidated statements of income. Operations of the non-utility activities segment are included in "Other Income (Expense)" in the consolidated statements of income in either "Non-utility activities, at equity" or "Non-operating income."

We evaluate the performance of the regulated utility segment based on margin, operations and maintenance expenses and operating income. We evaluate the performance of the non-utility activities segment based on income from non-utility activities, at equity, and investment in non-utility activities, at equity. All of our operations are within the United States. No single customer's revenues to us exceed 10% of our consolidated revenues.

Operations by segment for the years ended October 31, 2003, 2002 and 2001, are presented below:

In thousands	Regulated Utility	Non-Utility Activities	Total
2003			
Revenues from external customers	**$1,220,822**	**$ —**	**$1,220,822**
Margin	**382,880**	**—**	**382,880**
Operations and maintenance expenses	**152,107**	**73**	**152,180**
Depreciation	**63,164**	**—**	**63,164**
Operating income	**143,199**	**(132)**	**143,067**
Income before income taxes and minority interest	**106,150**	**17,649**	**123,799**
Total assets	**2,214,566**	**112,690**	**2,327,256**
Income from non-utility activities, at equity	**—**	**17,972**	**17,972**
Investments in non-utility activities, at equity	**—**	**96,191**	**96,191**
Construction expenditures	**80,405**	**—**	**80,405**
2002			
Revenues from external customers	$ 832,028	$ —	$ 832,028
Margin	335,794	—	335,794
Operations and maintenance expenses	133,427	348	133,775
Depreciation	57,593	—	57,593
Operating income	120,911	(465)	120,446
Income before income taxes and minority interest	83,525	18,486	102,011
Total assets	1,397,900	95,302	1,493,202
Income from non-utility activities, at equity	—	19,207	19,207
Investments in non-utility activities, at equity	—	80,342	80,342
Construction expenditures	83,831	—	83,831
2001			
Revenues from external customers	$1,107,856	$ —	$1,107,856
Margin	337,978	(264)	337,714
Operations and maintenance expenses	133,422	314	133,736
Depreciation	52,060	5	52,065
Operating income	128,544	(547)	127,997
Income before income taxes and minority interest	92,038	15,322	107,360
Total assets	1,353,152	83,567	1,436,719
Income from non-utility activities, at equity	—	16,271	16,271
Investments in non-utility activities, at equity	—	82,287	82,287
Construction expenditures	90,573	—	90,573

A reconciliation to the consolidated financial statements for the years ended October 31, 2003, 2002 and 2001, is presented below:

In thousands	**2003**	2002	2001
Operating Income:			
Segment operating income	**$ 143,067**	$ 120,446	$ 127,997
Utility income taxes	**(40,093)**	(30,784)	(34,575)
Non-utility activities	**132**	465	547
Operating income	**$ 103,106**	$ 90,127	$ 93,969
Net Income:			
Income before income taxes and minority interest for reportable segments	**$ 123,799**	$ 102,011	$ 107,360
Income taxes	**48,617**	39,794	41,875
Minority interest	**820**	—	—
Net income	**$ 74,362**	$ 62,217	$ 65,485
Consolidated Assets:			
Total assets for reportable segments	**$2,327,256**	$1,493,202	$1,436,719
Eliminations/Adjustments	**(30,850)**	(48,114)	(43,061)
Consolidated assets	**$2,296,406**	$1,445,088	$1,393,658

Note 12:

Environmental Matters

Our three state regulatory commissions have authorized us to utilize deferral accounting, or to create a regulatory asset, in connection with environmental costs. Accordingly, we have established regulatory assets for environmental costs incurred and for estimated environmental liabilities.

In 1997, we entered into a settlement with a third party with respect to nine manufactured gas plant (MGP) sites that we have owned, leased or operated and paid an amount that released us from any investigation and remediation liability. Although no such claims are pending or, to our knowledge, threatened, the settlement did not cover any third-party claims for personal injury, death, property damage and diminution of property value or natural resources. Three other MGP sites that we also have owned, leased or operated were not included in the settlement.

In 2002, in connection with the acquisition of certain assets and liabilities of NCGS discussed in Note 2 to the consolidated financial statements, we acquired the liability for an MGP site located in Reidsville, North Carolina. Based on a limited assessment performed by a third party on this site and its similarity to the three sites not covered by the settlement noted above, we increased our environmental liability in the fourth quarter of 2002 by $1,508,000, with an offsetting increase to a regulatory asset, to reflect a liability of $637,000 for each of the four sites.

As of October 31, 2003, our undiscounted environmental liability totaled $2,868,000, consisting of $2,548,000 for the four MGP sites and $320,000 for underground storage tanks not yet remediated. This liability is not net of any anticipated recoveries.

As of October 31, 2003, our regulatory assets for environmental costs totaled $5,442,000, net of recoveries from customers, in connection with the estimated liabilities for the MGP sites and underground storage tanks and for environmental costs incurred, primarily legal fees and engineering assessments. The portion of the regulatory assets representing actual costs incurred is being amortized as recovered in rates from customers in all three states.

Further evaluations of the MGP sites and the underground storage tank sites could significantly affect recorded amounts; however, we believe that the ultimate resolution of these matters will not have a material adverse effect on financial position or results of operations.

In connection with the NCNG general rate case proceeding discussed in Note 3 to the consolidated financial statements, the NCUC ordered an environmental regulatory liability of $3,471,000 be established for refund to customers over the three-year period beginning November 1, 2003. This liability was derived from deducting deferred MGP costs from a prior payment made to NCNG by its insurers.

Piedmont Natural Gas Company, Inc. and Subsidiaries

Five-Year Comparison
For the Years Ended October 31, 1999 through 2003

	2003	2002	2001	2000	1999
Operating Revenues *(in thousands)*:					
Sales and Transportation:					
Residential	**$ 524,916**	$358,027	$ 525,650	$343,476	$295,108
Commercial	**299,240**	191,988	299,672	207,087	168,731
Industrial	**112,936**	102,127	128,831	183,685	122,597
For Power Generation	**3,071**	2,368	1,316	18,849	20,911
For Resale	**1,948**	374	371	249	254
EasternNC	**108**	—	—	—	—
Total	**942,219**	654,884	955,840	753,346	607,601
Secondary Market Sales	**273,369**	173,592	145,712	73,505	75,734
Miscellaneous	**5,234**	3,552	6,304	3,526	3,135
Total	**$1,220,822**	$832,028	$1,107,856	$830,377	$686,470
Gas Volumes — Dekatherms *(in thousands)*:					
System Throughput:					
Residential	**52,534**	40,047	47,869	40,520	38,111
Commercial	**33,440**	25,892	31,002	29,315	26,668
Industrial	**60,048**	58,414	54,285	61,144	64,171
For Power Generation	**2,396**	1,734	1,169	4,081	6,991
For Resale	**623**	41	29	20	29
EasternNC	**11**	—	—	—	—
Total	**149,052**	126,128	134,354	135,080	135,970
Secondary Market Sales	**45,937**	55,679	29,545	21,072	34,792
Number of Customers Billed *(12 month average)*:					
Residential	**657,939**	620,642	601,682	577,314	549,610
Commercial	**75,917**	72,323	71,069	68,879	66,409
Industrial	**2,626**	2,583	2,764	2,696	2,758
For Power Generation	**5**	3	3	3	3
For Resale	**4**	3	3	3	3
EasternNC	**N/A**	—	—	—	—
Total	**736,491**	695,554	675,521	648,895	618,783
Average Per Residential Customer:					
Gas Used — Dekatherms	**79.81**	64.53	79.56	70.19	69.34
Revenue	**$ 797.47**	$ 576.87	$ 873.63	$ 594.95	$ 536.94
Revenue Per Dekatherm	**$ 9.99**	$ 8.94	$ 10.98	$ 8.48	$ 7.74
Degree Days — System Average:					
Actual	**3,643**	3,004	3,821	3,097	3,124
Normal	**3,529**	3,534	3,541	3,563	3,597
Shares of Common Stock Outstanding *(at year end) (in thousands)*	**33,655**	33,090	32,463	31,914	31,295
Number of Shareholders of Record *(at year end)*	**16,433**	16,233	16,642	17,384	18,667
Number of Utility Employees	**2,155**	1,715	1,657	1,603	1,615

Selected Financial Data *(In thousands except per share amounts)*

Years Ended October 31	2003	2002	2001	2000	1999
Margin	$ 382,880	$ 335,794	$ 337,978	$ 318,331	$ 320,508
Operating Revenues	$1,220,822	$ 832,028	$1,107,856	$ 830,377	$ 686,470
Net Income	$ 74,362	$ 62,217	$ 65,485	$ 64,031	$ 58,207
Earnings Per Share of Common Stock:					
Basic	$ 2.23	$ 1.90	$ 2.03	$ 2.03	$ 1.88
Diluted	$ 2.22	$ 1.89	$ 2.02	$ 2.01	$ 1.86
Cash Dividends Per Share of Common Stock	$ 1.645	$ 1.585	$ 1.52	$ 1.44	$ 1.36
Average Shares of Common Stock:					
Basic	33,391	32,763	32,183	31,600	31,013
Diluted	33,503	32,937	32,420	31,779	31,242
Total Assets	$2,296,406	$1,445,088	$1,393,658	$1,445,003	$1,288,657
Long-Term Debt (less current maturities)	$ 460,000	$ 462,000	$ 509,000	$ 451,000	$ 423,000
Rate of Return on Average Common Equity	12.19%	10.82%	12.04%	12.57%	12.25%
Long-Term Debt to Total Capitalization Ratio	42.19%	43.93%	47.60%	46.10%	46.24%

Quarterly Financial Data *(In thousands except per share amounts)*

					Earnings Per Share of Common Stock	
2003	Operating Revenues	Margin	Operating Income	Net Income	Basic	Diluted
January 31	$493,491	$161,694	$65,655	$ 57,996	$1.75	$1.74
April 30	$407,774	$110,014	$34,592	$ 31,000	$ .93	$ .93
July 31	$140,132	$ 49,300	$(1,870)	$ (9,677)	$(.29)	$(.29)
October 31	$179,425	$ 61,872	$ 4,729	$ (4,957)	$(.15)	$(.15)
2002						
January 31	$288,757	$123,202	$46,605	$ 41,170	$1.26	$1.26
April 30	$293,865	$118,568	$43,112	$ 41,845	$1.28	$1.27
July 31	$127,928	$ 47,862	$ 1,628	$ (8,977)	$(.27)	$(.27)
October 31	$121,478	$ 46,162	$(1,218)	$(11,821)	$(.36)	$(.36)

The pattern of quarterly earnings is the result of the highly seasonal nature of the business as variations in weather conditions generally result in greater earnings during the winter months. Basic earnings per share are calculated using the weighted average number of shares outstanding during the quarter. The annual amount may differ from the total of the quarterly amounts due to changes in the number of shares outstanding during the year.

Common Stock Information

The following table reflects the range of sales prices for shares of Common Stock traded on the New York Stock Exchange (symbol PNY) for the years ended October 31, 2003 and 2002, and the quarterly cash dividends per share.

	2003				2002		
	High	Low	Dividends Per Share		High	Low	Dividends Per Share
January 31	36.87	32.76	40.0¢	January 31	36.60	30.55	38.5¢
April 30	37.65	33.22	41.5¢	April 30	37.95	31.79	40.0¢
July 31	41.50	36.53	41.5¢	July 31	38.00	27.35	40.0¢
October 31	40.00	37.23	41.5¢	October 31	37.21	31.55	40.0¢

Directors

Jerry W. Amos
Attorney at Law
Nelson, Mullins, Riley & Scarborough, L.L.P.
Charlotte, North Carolina

C. M. Butler III
Attorney and Consultant in Financial and Regulatory Affairs
Houston, Texas

D. Hayes Clement
Former Partner
Arthur Andersen LLP
Greensboro, North Carolina

Malcolm E. Everett III
Senior Executive Vice President
Wachovia Corporation
Charlotte, North Carolina

John W. Harris
President
Lincoln Harris LLC
Charlotte, North Carolina

Aubrey B. Harwell, Jr.
Managing Partner
Neal & Harwell, PLC
Nashville, Tennessee

Muriel W. Helms
Partner
Greater Carolinas Real Estate Services, Inc.
Charlotte, North Carolina

Frank B. Holding, Jr.
President
First Citizens Bank
Raleigh, North Carolina

David E. Shi
President
Furman University
Greenville, South Carolina

Thomas E. Skains
Chairman of the Board, President and Chief Executive Officer
Piedmont Natural Gas Company, Inc.
Charlotte, North Carolina

Officers

Thomas E. Skains
Chairman of the Board, President and Chief Executive Officer

Kim R. Cocklin
Senior Vice President, General Counsel and Chief Compliance Officer

David J. Dzuricky
Senior Vice President and Chief Financial Officer

Ray B. Killough
Senior Vice President — Utility Operations

Franklin H. Yoho
Senior Vice President — Commercial Operations

John L. Clark
Vice President — Tennessee Operations

Ted C. Coble
Vice President, Chief Risk Officer and Assistant Corporate Secretary

Stephen D. Conner
Vice President — Corporate Communications

Terrence D. Davis
Vice President — North Carolina Operations — East

Nick Emanuel
Vice President — Engineering and Operations Support

Charles W. Fleenor
Vice President — Corporate Planning and Rates

Paul M. Forrester
Vice President — South Carolina Operations

Barry L. Guy
Vice President and Controller

Donald F. Harrow
Vice President — Governmental Relations

Dale C. Hewitt
Vice President — North Carolina Operations — West

Richard A. Linville
Vice President — Human Resources

June B. Moore
Vice President — Information Services

Kevin M. O'Hara
Vice President — Business Development and Ventures

Martin C. Ruegsegger
Vice President, Corporate Counsel and Secretary

David L. Trusty
Vice President — Marketing

Ranelle Q. Warfield
Vice President — Sales

William D. Workman III
Vice President

Robert O. Pritchard
Treasurer

District Managers

North Carolina Districts

Vera Z. Baecker
Greensboro

Thomas L. Ellis
Spruce Pine

Timothy Greenhouse
Wilmington

W. Guy Hartsell
Hickory

Jeffrey K. Hedrick
Fayetteville

James B. Honeycutt, Jr.
Burlington

J. Michael Huffman
Winston-Salem

L. Dennis Ivy
Tarboro

H. Eugene Johnson
Asheboro

Michael A. Keever
Goldsboro

Lawrence A. Poll
Reidsville

Walter A. Sebastian, Jr.
High Point

Johnny E. Siegers
Morganton

David B. Smith
Charlotte

W. Douglas Spicer
Lenoir

John D. Stegall, Jr.
New Bern

Teresa S. VonCannon
Salisbury

Charles D. Wilson
Lincolnton

South Carolina Districts

James O. Harris, Jr.
Anderson

Ronald O. Mays
Greenville

Michael S. Perry
Gaffney

Annual Meeting

The 2004 Annual Meeting of Shareholders will be held at the **Sheraton Raleigh Capital Center Hotel, 421 South Salisbury Street, Raleigh, North Carolina,** at 8:30 a.m. on Friday, February 27, 2004. The formal notice of the meeting, proxy statement and form of proxy are being mailed to holders of record of Common Stock along with this report.

This Annual Report and the financial statements contained herein are presented solely for the general information of security holders and others and are not intended for use in connection with any purchase or sale of securities.

Written Requests for Common Stock Transfers and Other Shareholder Inquiries Regarding:

- Direct deposit of dividend payments
- Replacement of dividend checks
- Lost or stolen stock certificates
- Change of address
- IRS Form 1099s
- Automatic bank draft for stock purchases
- Consolidation of accounts
- Dividend Reinvestment and Stock Purchase Plan

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449
www.amstock.com

Common Stock Listing

Common Stock is listed and traded on the New York Stock Exchange under the symbol "PNY". The abbreviations "PiedmontNG" or "PiedNG" appear in various stock listings.

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan provides investors and shareholders with a convenient method for reinvesting dividends and purchasing shares of Common Stock directly from the Company without paying any service charges or brokerage commissions.

Plan Features:

- Initial investment of $250, up to $120,000 per calendar year
- Voluntary cash purchases of from $25 per payment to $120,000 per calendar year
- 5% discount on shares purchased with reinvested dividends
- Deposit share certificates for safekeeping
- Automatic monthly investing available

Call 800-937-5449 for information about the Plan, including a prospectus and enrollment forms.

Financial Inquiries

Anyone seeking information about the Company should contact:

Ted C. Coble
Vice President and Chief Risk Officer
704-731-4309, or

Headen B. Thomas
Director — Investor Relations
704-731-4438
headen.thomas@piedmontng.com

Publications Available

To view a copy of press releases or the most recent quarter's financial results, please visit the Company's web site at **www.piedmontng.com**, or contact Headen B. Thomas, Director — Investor Relations, at the corporate office.

Upon request, the Company will provide the following:

- Annual Report
- Form 10-K
- Form 10-Q
- Periodic news releases

Independent Auditors

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, North Carolina 28202

Addresses

Piedmont Natural Gas Company, Inc.
1915 Rexford Road
Post Office Box 33068
Charlotte, North Carolina 28233
704-364-3120
www.piedmontng.com

Nashville Gas Company
665 Mainstream Drive
Nashville, Tennessee 37228
615-734-0734
www.nashvillegas.com

NCNG Division
5625 Dillard Drive, Suite 101
Cary, North Carolina 27511
919-235-6136
www.ncng.com

EasternNC
5625 Dillard Drive, Suite 101
Cary, North Carolina
919-235-6133
www.encng.com

Piedmont Natural Gas is an Equal Employment Opportunity Employer


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About the Company

NCNG

Piedmont Natural Gas Company

NashvilleGas

A Piedmont Natural Gas Company

EasternNC

Eastern North Carolina Natural Gas

Growth